Exhibit 99.1 MANAGEMENT REPORT – December 31, 2018 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to December 31, 2018 and 2017, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 22,999 million for the year and net earnings per share were R$ 2.37. Consolidated stockholders' equity totaled R$ 144,131 million and the book value per share reached R$ 13.56. Assets and funds raised Assets totaled R$ 1,455,927 million and were substantially composed of R$ 552,344 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 620,207 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 35.7 billion, corresponding to only 14.1% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, February 22, 2019. Executive Board Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 1.1 Exhibit 99.1 MANAGEMENT REPORT – December 31, 2018 To our stockholders: We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to December 31, 2018 and 2017, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution. Net income and stockholder’ equity ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 22,999 million for the year and net earnings per share were R$ 2.37. Consolidated stockholders' equity totaled R$ 144,131 million and the book value per share reached R$ 13.56. Assets and funds raised Assets totaled R$ 1,455,927 million and were substantially composed of R$ 552,344 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 620,207 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. Circular letter No. 3,068/01 of BACEN ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 35.7 billion, corresponding to only 14.1% of the total securities and derivative financial instruments held. Acknowledgements We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results. São Paulo, February 22, 2019. Executive Board Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Amos Genish
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Carlos Roberto de Albuquerque Sá

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director Generals

Eduardo Mazzilli de Vassimon [3]
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Caio Ibrahim David [3]
Claudia Politanski
Milton Maluhy Filho [2]

Executive Officers

Alexsandro Broedel Lopes [*]
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini [1]
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

__Accountant__

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

(*) Group Executive Finance Director and Head of Investor Relations.
(1) Elected at the ESM of 10/25/2018, approved by the BACEN of 11/30/2018.
(2) Elected at the ESM of 11/29/2018, approved by the BACEN of 12/17/2018.
(3) It was recorded that, on 01/03/2019, the Managing Vice-President Caio Ibrahim David, was relocated to the position of General Manager, replacing the General Manager Eduardo Mazzilli de Vassimon.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 2.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2018 12/31/2017 Current assets 1,009,056,339 905,040,675 Cash 0 3 7,087,047 18,668,746 Interbank investments 3b and 4 298,547,796 2 63,948,625 Money market 0 2 72,820,965 2 35,913,038 Interbank deposits 0 25,726,831 2 8,035,587 Securities and derivative financial instruments 3c, 3d and 5 134,760,518 1 58,140,863 Own portfolio 0 7 8,470,729 9 5,184,743 Subject to repurchase commitments 0 3 5,361,175 33,401,902 0 2,757,506 1 1,297,748 Pledged in guarantee Deposited with the Central Bank 0 2 ,917,625 3 ,386,777 Securities under resale agreements with free movement 0 4 ,985,360 1,745,202 0 1 0,268,123 13,124,491 Derivative financial instruments Interbank accounts 0 132,204,680 132,523,704 Pending settlement 0 37,647,435 3 3,103,755 Central Bank deposits 0 94,148,242 98,836,941 National Housing System (SFH) 0 11,705 8 ,491 Correspondents 0 45,479 34,779 Interbank Onlending 3 51,819 539,738 Interbranch accounts 0 517,560 1 23,946 Loan, lease and other credit operations 6 272,101,799 245,050,747 Operations with credit granting characteristics 3e 289,101,872 261,105,909 3f (17,000,073) (16,055,162) (Allowance for loan losses) Other receivables - Sundry 9a 131,489,625 84,069,805 Other assets 3g 2,347,314 2,514,239 0 1 ,468,034 1 ,230,146 Assets held for sale (Valuation allowance) 0 (606,736) (512,698) Prepaid expenses 3g and 9c 1,486,016 1 ,796,791 Long-term receivables 391,788,232 3 73,528,568 Interbank investments 3b and 4 791,349 1 ,208,747 Money market 0 1 03,235 195,861 Interbank deposits 0 6 88,114 1 ,012,886 Securities and derivative financial instruments 3c, 3d and 5 1 18,244,004 101,354,690 Own portfolio 0 4 2,387,260 5 4,181,305 Subject to repurchase commitments 0 25,538,386 17,208,562 Pledged in guarantee 0 4 ,931,976 6 ,565,801 Deposited with the Central Bank 5 53,557 698,010 Securities under resale agreements with free movement 0 31,639,584 1 3,169,009 Derivative financial instruments 0 13,193,241 9 ,532,003 Interbank accounts 5 4,096 1 04,723 Pending settlement 4 9,809 - National Housing System (SFH) 4,287 1 04,723 Loan, lease and other credit operations 6 227,256,829 2 13,187,027 Operations with credit granting characteristics 3e 243,381,694 232,491,686 (Allowance for loan losses) 3f (16,124,865) (19,304,659) Other receivables - Sundry 9a 4 4,897,289 5 7,198,170 Other assets - Prepaid expenses 3g and 9c 5 44,665 475,211 Permanent assets 55,082,193 47,759,850 Investments 3h 35,069,221 24,447,576 0 3 4,778,751 24,143,884 Other investments 0 4 39,962 453,204 (Allowance for losses) (149,492) (149,512) Real estate in use 3i and 11a I 5 ,883,337 5 ,849,480 Real estate in use 0 3,313,371 3,280,754 Other fixed assets 0 1 3,906,709 1 2,906,455 (Accumulated depreciation) (11,336,743) (10,337,729) Intangible assets 3k and 11a I 1 4,129,635 17,462,794 Goodwill 3j and 11a I 413,101 669,521 Acquisition of rights to credit payroll 0 34,387,408 3 3,013,940 (Accumulated amortization) (20,670,874) (16,220,667) Total assets 1 ,455,926,764 1 ,326,329,093 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.1 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2018 12/31/2017 Current assets 1,009,056,339 905,040,675 Cash 0 3 7,087,047 18,668,746 Interbank investments 3b and 4 298,547,796 2 63,948,625 Money market 0 2 72,820,965 2 35,913,038 Interbank deposits 0 25,726,831 2 8,035,587 Securities and derivative financial instruments 3c, 3d and 5 134,760,518 1 58,140,863 Own portfolio 0 7 8,470,729 9 5,184,743 Subject to repurchase commitments 0 3 5,361,175 33,401,902 0 2,757,506 1 1,297,748 Pledged in guarantee Deposited with the Central Bank 0 2 ,917,625 3 ,386,777 Securities under resale agreements with free movement 0 4 ,985,360 1,745,202 0 1 0,268,123 13,124,491 Derivative financial instruments Interbank accounts 0 132,204,680 132,523,704 Pending settlement 0 37,647,435 3 3,103,755 Central Bank deposits 0 94,148,242 98,836,941 National Housing System (SFH) 0 11,705 8 ,491 Correspondents 0 45,479 34,779 Interbank Onlending 3 51,819 539,738 Interbranch accounts 0 517,560 1 23,946 Loan, lease and other credit operations 6 272,101,799 245,050,747 Operations with credit granting characteristics 3e 289,101,872 261,105,909 3f (17,000,073) (16,055,162) (Allowance for loan losses) Other receivables - Sundry 9a 131,489,625 84,069,805 Other assets 3g 2,347,314 2,514,239 0 1 ,468,034 1 ,230,146 Assets held for sale (Valuation allowance) 0 (606,736) (512,698) Prepaid expenses 3g and 9c 1,486,016 1 ,796,791 Long-term receivables 391,788,232 3 73,528,568 Interbank investments 3b and 4 791,349 1 ,208,747 Money market 0 1 03,235 195,861 Interbank deposits 0 6 88,114 1 ,012,886 Securities and derivative financial instruments 3c, 3d and 5 1 18,244,004 101,354,690 Own portfolio 0 4 2,387,260 5 4,181,305 Subject to repurchase commitments 0 25,538,386 17,208,562 Pledged in guarantee 0 4 ,931,976 6 ,565,801 Deposited with the Central Bank 5 53,557 698,010 Securities under resale agreements with free movement 0 31,639,584 1 3,169,009 Derivative financial instruments 0 13,193,241 9 ,532,003 Interbank accounts 5 4,096 1 04,723 Pending settlement 4 9,809 - National Housing System (SFH) 4,287 1 04,723 Loan, lease and other credit operations 6 227,256,829 2 13,187,027 Operations with credit granting characteristics 3e 243,381,694 232,491,686 (Allowance for loan losses) 3f (16,124,865) (19,304,659) Other receivables - Sundry 9a 4 4,897,289 5 7,198,170 Other assets - Prepaid expenses 3g and 9c 5 44,665 475,211 Permanent assets 55,082,193 47,759,850 Investments 3h 35,069,221 24,447,576 0 3 4,778,751 24,143,884 Other investments 0 4 39,962 453,204 (Allowance for losses) (149,492) (149,512) Real estate in use 3i and 11a I 5 ,883,337 5 ,849,480 Real estate in use 0 3,313,371 3,280,754 Other fixed assets 0 1 3,906,709 1 2,906,455 (Accumulated depreciation) (11,336,743) (10,337,729) Intangible assets 3k and 11a I 1 4,129,635 17,462,794 Goodwill 3j and 11a I 413,101 669,521 Acquisition of rights to credit payroll 0 34,387,408 3 3,013,940 (Accumulated amortization) (20,670,874) (16,220,667) Total assets 1 ,455,926,764 1 ,326,329,093 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.1

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 12/31/2018 12/31/2017 Current liabilities 9 03,059,638 797,187,379 Deposits 3b and 7b 309,952,870 275,272,402 Demand deposits - 7 3,045,763 69,366,205 Savings deposits - 136,908,595 120,004,481 Interbank deposits - 2 ,468,700 1 ,664,631 Time deposits - 9 7,527,085 8 4,234,494 Other deposits 2,727 2,591 Deposits received under securities repurchase agreements 3b and 7c 2 84,521,147 253,593,450 Own portfolio - 75,490,180 83,713,143 Third-party portfolio - 181,694,343 158,000,043 Free portfolio - 27,336,624 11,880,264 Funds from acceptances and issuance of securities 3b and 7d 33,405,852 4 8,437,013 Real estate, mortgage, credit and similar notes - 2 5,189,429 3 4,842,544 Foreign Borrowing through securities - 6,266,935 11,831,551 Structured Operations Certificates 1,949,488 1,762,918 Interbank accounts - 41,253,290 3 4,116,644 Pending settlement - 4 0,832,886 3 3,761,289 Correspondents - 4 20,404 355,355 Interbranch accounts - 5,612,300 4 ,973,303 Third-party funds in transit - 5 ,602,746 4 ,951,760 Internal transfer of funds - 9 ,554 2 1,543 Borrowing and onlending 3b and 7e 47,977,147 3 8,709,225 Borrowing - 42,675,654 30,718,358 Onlending - 5,301,493 7 ,990,867 Derivative financial instruments 3d and 5f 10,013,437 1 3,102,103 Other liabilities - 170,323,595 128,983,239 Subordinated debt 7f 343,174 12,498,741 Sundry 9d 169,980,421 1 16,484,498 Long-term liabilities - 4 06,103,200 386,422,376 Deposits 3b and 7b 1 61,688,108 130,586,561 Interbank deposits - 205,827 5 17,143 Time deposits - 161,482,281 1 30,069,418 Deposits received under securities repurchase agreements 3b and 7c 59,102,276 7 2,205,449 Own portfolio - 6,805,939 27,557,492 Free portfolio - 5 2,296,337 4 4,647,957 Funds from acceptances and issuance of securities 3b and 7d 78,160,070 59,144,011 Real estate, mortgage, credit and similar notes - 4 1,524,348 2 6,474,085 Foreign Borrowing through securities - 35,786,905 30,045,568 Structured Operations Certificates 848,817 2,624,358 Borrowing and onlending 3b and 7e 1 9,970,018 24,731,795 Borrowing - 7,364,711 8,541,383 Onlending - 1 2,605,307 1 6,190,412 Derivative financial instruments 3d and 5f 17,471,428 1 3,350,513 Other liabilities - 69,711,300 86,404,047 Subordinated debt 7f 4 1,267,980 3 6,048,767 Debt instruments eligible as capital 7 ,701,570 4 ,148,367 Sundry 9d 20,741,750 46,206,913 Deferred income 3p 2 ,633,144 2,371,348 Capital - 9 7,148,000 9 7,148,000 Capital reserves - 1,923,056 1,733,611 Revenue reserves - 37,121,745 3 4,494,495 Asset valuation adjustment 3c, 3d and 12e (2,518,510) (2,227,851) (Treasury shares) - (1,819,690) (2 ,742,767) Total stockholders' equity of controlling shareholders 12 131,854,601 1 28,405,488 Non-controlling interests 12f 1 2,276,181 11,942,502 Total stockholders' equity 1 44,130,782 140,347,990 Total liabilities and stockholders' equity 1 ,455,926,764 1 ,326,329,093 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.2 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 12/31/2018 12/31/2017 Current liabilities 9 03,059,638 797,187,379 Deposits 3b and 7b 309,952,870 275,272,402 Demand deposits - 7 3,045,763 69,366,205 Savings deposits - 136,908,595 120,004,481 Interbank deposits - 2 ,468,700 1 ,664,631 Time deposits - 9 7,527,085 8 4,234,494 Other deposits 2,727 2,591 Deposits received under securities repurchase agreements 3b and 7c 2 84,521,147 253,593,450 Own portfolio - 75,490,180 83,713,143 Third-party portfolio - 181,694,343 158,000,043 Free portfolio - 27,336,624 11,880,264 Funds from acceptances and issuance of securities 3b and 7d 33,405,852 4 8,437,013 Real estate, mortgage, credit and similar notes - 2 5,189,429 3 4,842,544 Foreign Borrowing through securities - 6,266,935 11,831,551 Structured Operations Certificates 1,949,488 1,762,918 Interbank accounts - 41,253,290 3 4,116,644 Pending settlement - 4 0,832,886 3 3,761,289 Correspondents - 4 20,404 355,355 Interbranch accounts - 5,612,300 4 ,973,303 Third-party funds in transit - 5 ,602,746 4 ,951,760 Internal transfer of funds - 9 ,554 2 1,543 Borrowing and onlending 3b and 7e 47,977,147 3 8,709,225 Borrowing - 42,675,654 30,718,358 Onlending - 5,301,493 7 ,990,867 Derivative financial instruments 3d and 5f 10,013,437 1 3,102,103 Other liabilities - 170,323,595 128,983,239 Subordinated debt 7f 343,174 12,498,741 Sundry 9d 169,980,421 1 16,484,498 Long-term liabilities - 4 06,103,200 386,422,376 Deposits 3b and 7b 1 61,688,108 130,586,561 Interbank deposits - 205,827 5 17,143 Time deposits - 161,482,281 1 30,069,418 Deposits received under securities repurchase agreements 3b and 7c 59,102,276 7 2,205,449 Own portfolio - 6,805,939 27,557,492 Free portfolio - 5 2,296,337 4 4,647,957 Funds from acceptances and issuance of securities 3b and 7d 78,160,070 59,144,011 Real estate, mortgage, credit and similar notes - 4 1,524,348 2 6,474,085 Foreign Borrowing through securities - 35,786,905 30,045,568 Structured Operations Certificates 848,817 2,624,358 Borrowing and onlending 3b and 7e 1 9,970,018 24,731,795 Borrowing - 7,364,711 8,541,383 Onlending - 1 2,605,307 1 6,190,412 Derivative financial instruments 3d and 5f 17,471,428 1 3,350,513 Other liabilities - 69,711,300 86,404,047 Subordinated debt 7f 4 1,267,980 3 6,048,767 Debt instruments eligible as capital 7 ,701,570 4 ,148,367 Sundry 9d 20,741,750 46,206,913 Deferred income 3p 2 ,633,144 2,371,348 Capital - 9 7,148,000 9 7,148,000 Capital reserves - 1,923,056 1,733,611 Revenue reserves - 37,121,745 3 4,494,495 Asset valuation adjustment 3c, 3d and 12e (2,518,510) (2,227,851) (Treasury shares) - (1,819,690) (2 ,742,767) Total stockholders' equity of controlling shareholders 12 131,854,601 1 28,405,488 Non-controlling interests 12f 1 2,276,181 11,942,502 Total stockholders' equity 1 44,130,782 140,347,990 Total liabilities and stockholders' equity 1 ,455,926,764 1 ,326,329,093 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.2

ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income from financial operations 63,011,159 125,721,049 130,995,148 Loan, lease and other credit operations - 3 7,291,512 74,664,202 74,720,440 Derivative financial instruments 21,330,149 4 2,427,963 4 8,391,356 Foreign exchange operations - 1 ,977,525 3,686,191 7 32,521 Compulsory deposits - 2 ,411,973 4 ,942,693 7,150,831 Expenses of financial operations - (32,033,384) (7 2,270,473) (6 8,282,558) Money market - (2 8,618,117) (6 1,824,438) (62,970,574) Borrowing and onlending 7e (3,415,267) (1 0,446,035) (5 ,311,984) Income from financial operations before loan and losses - 30,977,775 53,450,576 62,712,590 Result of allowance for loan losses 6 (4,524,914) (1 0,367,744) (1 5,048,252) Expenses for allowance for loan losses - (6,955,670) (14,501,245) (1 8,749,556) Income from recovery of credits written off as loss - 2,430,756 4 ,133,501 3 ,701,304 Gross income from financial operations - 26,452,861 43,082,832 47,664,338 Other operating revenues (expenses) - (9,112,005) (1 4,652,448) (1 8,650,982) Banking service fees 9e 12,675,677 24,819,640 23,500,673 Income from bank charges 9f 6,383,750 12,624,039 1 1,913,079 Personnel expenses 9g (11,715,780) (22,312,860) (21,118,708) Other administrative expenses 9h (10,281,981) (19,858,889) (1 8,535,961) Tax expenses 3o and 10a II (3 ,436,089) (6,153,116) (6,593,896) Equity in earnings of affiliates, jointly controlled entities and other investments 11a ll 2 ,261,751 6,563,138 3 ,603,253 Other operating revenues 1,341,486 1 ,783,498 8 9,879 Other operating expenses 9i (6 ,340,819) (12,117,898) (11,509,301) Operating income - 17,340,856 28,430,384 29,013,356 Non-operating income 180,498 197,600 (236,011) Income before taxes on income and profit sharing - 17,521,354 28,627,984 28,777,345 Income tax and social contribution 3o and 10a I (5,756,909) (5 ,094,004) (6 ,754,716) Due on operations for the period - 1 27,232 (3,417,587) (3 ,017,603) Related to temporary differences - (5 ,884,141) (1 ,676,417) (3 ,737,113) Profit sharing – Management Members - Statutory - (149,455) (2 50,664) (2 37,650) Non-controlling interests 12f (1 54,058) (283,925) 211,496 Net income 11,460,932 22,999,391 21,996,475 Weighted average of the number of outstanding shares 12a 9,718,162,444 9,755,865,045 Net income per share – R$ 2.37 2.25 Book value per share - R$ (outstanding at 12/31) 13.56 1 3.16 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.3 ITAÚ UNIBANCO HOLDING S.A. Prudential Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income from financial operations 63,011,159 125,721,049 130,995,148 Loan, lease and other credit operations - 3 7,291,512 74,664,202 74,720,440 Derivative financial instruments 21,330,149 4 2,427,963 4 8,391,356 Foreign exchange operations - 1 ,977,525 3,686,191 7 32,521 Compulsory deposits - 2 ,411,973 4 ,942,693 7,150,831 Expenses of financial operations - (32,033,384) (7 2,270,473) (6 8,282,558) Money market - (2 8,618,117) (6 1,824,438) (62,970,574) Borrowing and onlending 7e (3,415,267) (1 0,446,035) (5 ,311,984) Income from financial operations before loan and losses - 30,977,775 53,450,576 62,712,590 Result of allowance for loan losses 6 (4,524,914) (1 0,367,744) (1 5,048,252) Expenses for allowance for loan losses - (6,955,670) (14,501,245) (1 8,749,556) Income from recovery of credits written off as loss - 2,430,756 4 ,133,501 3 ,701,304 Gross income from financial operations - 26,452,861 43,082,832 47,664,338 Other operating revenues (expenses) - (9,112,005) (1 4,652,448) (1 8,650,982) Banking service fees 9e 12,675,677 24,819,640 23,500,673 Income from bank charges 9f 6,383,750 12,624,039 1 1,913,079 Personnel expenses 9g (11,715,780) (22,312,860) (21,118,708) Other administrative expenses 9h (10,281,981) (19,858,889) (1 8,535,961) Tax expenses 3o and 10a II (3 ,436,089) (6,153,116) (6,593,896) Equity in earnings of affiliates, jointly controlled entities and other investments 11a ll 2 ,261,751 6,563,138 3 ,603,253 Other operating revenues 1,341,486 1 ,783,498 8 9,879 Other operating expenses 9i (6 ,340,819) (12,117,898) (11,509,301) Operating income - 17,340,856 28,430,384 29,013,356 Non-operating income 180,498 197,600 (236,011) Income before taxes on income and profit sharing - 17,521,354 28,627,984 28,777,345 Income tax and social contribution 3o and 10a I (5,756,909) (5 ,094,004) (6 ,754,716) Due on operations for the period - 1 27,232 (3,417,587) (3 ,017,603) Related to temporary differences - (5 ,884,141) (1 ,676,417) (3 ,737,113) Profit sharing – Management Members - Statutory - (149,455) (2 50,664) (2 37,650) Non-controlling interests 12f (1 54,058) (283,925) 211,496 Net income 11,460,932 22,999,391 21,996,475 Weighted average of the number of outstanding shares 12a 9,718,162,444 9,755,865,045 Net income per share – R$ 2.37 2.25 Book value per share - R$ (outstanding at 12/31) 13.56 1 3.16 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.3

ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 12) (In thousands of Reais) Asset Capital Revenue valuation Retained (Treasury Capital Total reserves reserves adjustment earnings shares) (Note 7d) Balance at 07/01/2018 97,148,000 1 ,586,364 2 9,344,128 (3,533,478) - (1,977,732) 1 22,567,282 Result of delivery of treasure shares - 4 8,449 - - - 158,042 206,491 Recognition of stock-based payment plans - 2 88,243 - - - - 288,243 Unclaimed dividends 2,316 2,316 Asset valuation adjustments: Change in adjustment to market value - - - 1,393,753 - - 1 ,393,753 Remeasurements in liabilities of post-employment benefits - - - (162,487) - - (162,487) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (216,299) - - (216,299) Net income - - - - 1 1,460,933 - 1 1,460,933 Appropriations: Legal reserve - - 573,047 - (573,047) - - Statutory reserves - - (4,523,206) - 4 ,523,206 - - Dividends and interest on capital - - 1 1,727,777 - (15,413,408) - (3,685,631) Balance at 12/31/2018 97,148,000 1 ,923,056 3 7,121,746 (2,518,511) - (1,819,690) 131,854,601 Changes in the period - 336,692 7 ,777,618 1,014,967 - 158,042 9,287,319 Balance at 01/01/2017 97,148,000 1 ,589,343 2 4,487,354 (2,975,797) - (1,882,353) 1 18,366,547 Purchase of treasury shares - - - - - (3,089,464) (3,089,464) Cancellation of shares – Meeting of the Board of Directors at December 15, 2017 - - (1,178,252) - - 1,178,252 - Result of delivery of treasure shares - 6 3,593 - - - 1 ,050,798 1 ,114,391 Recognition of stock-based payment plans - 8 0,675 - - - - 8 0,675 Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share - - (5,047,692) - - - (5,047,692) Financial guarantees provided - CMN Resolution nº 4,512 (Note 6c) - - - - (220,902) - (220,902) Asset valuation adjustments: Change in adjustment to market value - - - 6 97,395 - - 697,395 Remeasurements in liabilities of post-employment benefits - - - (11,231) - - (11,231) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 61,782 - - 61,782 Net income - - - - 21,996,475 - 21,996,475 Appropriations: Legal reserve - - 1 ,099,824 - (1,099,824) - - Statutory reserves - - 1,475,276 - (1,475,276) - - Dividends and interest on capital - - 13,657,985 - (19,200,473) - (5,542,488) Balance at 12/31/2017 9 7,148,000 1 ,733,611 3 4,494,495 (2,227,851) - (2,742,767) 1 28,405,488 Changes in the period - 1 44,268 1 0,007,141 747,946 - (860,414) 1 0,038,941 Balance at 01/01/2018 97,148,000 1 ,733,611 34,494,495 (2,227,851) - (2,742,767) 128,405,488 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 534,421 - Result of delivery of treasure shares - 4 21,740 - - - 898,964 1,320,704 Recognition of stock-based payment plans - (232,295) - - - - (232,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 4 ,491 - 4 ,491 Asset valuation adjustments: Change in adjustment to market value - - - 3 9,673 - - 39,673 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (165,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (164,544) - - (164,544) Net income - - - - 2 2,999,391 - 2 2,999,391 Appropriations: Legal reserve - - 1 ,149,969 - (1,149,969) - - Statutory reserves - - 1,005,794 - (1,005,794) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6,169,349) Balance at 12/31/2018 9 7,148,000 1 ,923,056 37,121,745 (2,518,510) - (1,819,690) 1 31,854,601 Changes in the period - 1 89,445 2 ,627,250 (290,659) - 923,077 3 ,449,113 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.4 ITAÚ UNIBANCO HOLDING S.A. Prudential Statement of Changes in Stockholders’ Equity (Note 12) (In thousands of Reais) Asset Capital Revenue valuation Retained (Treasury Capital Total reserves reserves adjustment earnings shares) (Note 7d) Balance at 07/01/2018 97,148,000 1 ,586,364 2 9,344,128 (3,533,478) - (1,977,732) 1 22,567,282 Result of delivery of treasure shares - 4 8,449 - - - 158,042 206,491 Recognition of stock-based payment plans - 2 88,243 - - - - 288,243 Unclaimed dividends 2,316 2,316 Asset valuation adjustments: Change in adjustment to market value - - - 1,393,753 - - 1 ,393,753 Remeasurements in liabilities of post-employment benefits - - - (162,487) - - (162,487) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (216,299) - - (216,299) Net income - - - - 1 1,460,933 - 1 1,460,933 Appropriations: Legal reserve - - 573,047 - (573,047) - - Statutory reserves - - (4,523,206) - 4 ,523,206 - - Dividends and interest on capital - - 1 1,727,777 - (15,413,408) - (3,685,631) Balance at 12/31/2018 97,148,000 1 ,923,056 3 7,121,746 (2,518,511) - (1,819,690) 131,854,601 Changes in the period - 336,692 7 ,777,618 1,014,967 - 158,042 9,287,319 Balance at 01/01/2017 97,148,000 1 ,589,343 2 4,487,354 (2,975,797) - (1,882,353) 1 18,366,547 Purchase of treasury shares - - - - - (3,089,464) (3,089,464) Cancellation of shares – Meeting of the Board of Directors at December 15, 2017 - - (1,178,252) - - 1,178,252 - Result of delivery of treasure shares - 6 3,593 - - - 1 ,050,798 1 ,114,391 Recognition of stock-based payment plans - 8 0,675 - - - - 8 0,675 Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share - - (5,047,692) - - - (5,047,692) Financial guarantees provided - CMN Resolution nº 4,512 (Note 6c) - - - - (220,902) - (220,902) Asset valuation adjustments: Change in adjustment to market value - - - 6 97,395 - - 697,395 Remeasurements in liabilities of post-employment benefits - - - (11,231) - - (11,231) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 61,782 - - 61,782 Net income - - - - 21,996,475 - 21,996,475 Appropriations: Legal reserve - - 1 ,099,824 - (1,099,824) - - Statutory reserves - - 1,475,276 - (1,475,276) - - Dividends and interest on capital - - 13,657,985 - (19,200,473) - (5,542,488) Balance at 12/31/2017 9 7,148,000 1 ,733,611 3 4,494,495 (2,227,851) - (2,742,767) 1 28,405,488 Changes in the period - 1 44,268 1 0,007,141 747,946 - (860,414) 1 0,038,941 Balance at 01/01/2018 97,148,000 1 ,733,611 34,494,495 (2,227,851) - (2,742,767) 128,405,488 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 534,421 - Result of delivery of treasure shares - 4 21,740 - - - 898,964 1,320,704 Recognition of stock-based payment plans - (232,295) - - - - (232,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 4 ,491 - 4 ,491 Asset valuation adjustments: Change in adjustment to market value - - - 3 9,673 - - 39,673 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (165,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (164,544) - - (164,544) Net income - - - - 2 2,999,391 - 2 2,999,391 Appropriations: Legal reserve - - 1 ,149,969 - (1,149,969) - - Statutory reserves - - 1,005,794 - (1,005,794) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6,169,349) Balance at 12/31/2018 9 7,148,000 1 ,923,056 37,121,745 (2,518,510) - (1,819,690) 1 31,854,601 Changes in the period - 1 89,445 2 ,627,250 (290,659) - 923,077 3 ,449,113 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 3.4

ITAÚ UNIBANCO HOLDING S.A.
Prudential Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	2nd Half of 2018	01/01 to 12/31/2018	01/01 to 12/31/2017
Adjusted net income		**70,976,371**	**73,284,085**	**37,178,457**
Net income		11,460,932	22,999,391	21,996,475
Adjustments to net income:		59,515,439	50,284,694	15,181,982
Granted options recognized and share-based payment – variable compensation		288,243	(97,705)	80,675
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)		303,975	623,893	1,653,869
Effects of changes in exchange rates on cash and cash equivalents		44,268,211	26,884,590	(13,961,228)
Allowance for loan losses	6c	6,955,670	14,501,245	18,749,556
Interest and foreign exchange expense related to operations with subordinated debt		1,422,867	8,758,417	4,713,628
Depreciation and amortization		3,158,307	6,146,713	5,669,828
Interest expense from provision for contingent and legal liabilities	8b	487,988	972,749	1,255,779
Provision for contingent and legal liabilities	8b	1,404,827	2,485,204	3,791,646
Interest income from escrow deposits	8b	(95,820)	(170,853)	(327,439)
Deferred taxes (excluding hedge tax effects)		6,422,439	9,688,293	5,434,532
Equity in earnings of affiliates, jointly controlled entities and other investments		(2,261,751)	(6,563,138)	(3,603,253)
Interest and foreign exchange income from available-for-sale securities		(2,857,466)	(11,833,918)	(8,473,522)
Interest and foreign exchange income from held-to-maturity securities		(1,033,042)	(3,806,243)	635,125
(Gain) loss from sale of available-for-sale financial assets		121,794	(198,821)	(389,584)
(Gain) loss from sale of investments, foreclosed assets and fixed assets		(90,246)	(18,931)	420,076
Non-controlling interests	12f	154,058	283,925	(211,496)
Other		865,385	2,629,274	(256,210)
Change in assets and liabilities		**(405,029)**	**(10,304,153)**	**(55,245,843)**
(Increase) decrease in assets		**(71,097,487)**	**(91,985,702)**	**(82,506,096)**
Interbank investments		(26,936,835)	(38,976,300)	(10,549,962)
Securities and derivative financial instruments (assets/liabilities)		(1,345,412)	6,035,099	(32,966,852)
Compulsory deposits with the Central Bank of Brazil		(9,348,363)	4,688,699	(13,136,479)
Interbank and interbranch accounts (assets/liabilities)		426,869	3,062,981	456,332
Loan, lease and other credit operations		(22,550,812)	(56,279,114)	(20,900,779)
Other receivables and other assets		(11,342,934)	(10,517,067)	(5,408,356)
(Decrease) increase in liabilities		**70,692,458**	**81,681,549**	**27,260,253**
Deposits		40,212,423	65,782,015	69,323,835
Deposits received under securities repurchase agreements		27,316,837	17,824,524	(42,770,570)
Funds for issuance of securities		(3,442,509)	3,984,898	13,013,635
Borrowing and onlending		6,074,685	4,506,145	(12,238,196)
Other liabilities		1,398,410	(8,502,133)	2,759,769
Deferred income		(26,130)	261,796	361,422
Payment of income tax and social contribution		(841,258)	(2,175,696)	(3,189,642)
Net cash provided by (used in) operating activities		**70,571,342**	**62,979,932**	**(18,067,386)**
Interest on capital / dividends received from affiliated companies		180,949	607,381	1,007,938
Funds received from sale of available-for-sale securities		4,508,780	12,505,552	14,676,541
Funds received from redemption of held-to-maturity securities		3,147,664	14,650,234	3,566,408
Disposal of assets not for own use		222,437	283,611	(140,226)
Disposal of investments		196,494	291,083	215,618
Purchase of Non-controlling interests	2c	-	-	(244,557)
Sale of fixed assets		55,202	102,399	98,046
Termination of intangible asset agreements		40,323	41,736	20,743
Purchase of available-for-sale securities		219,266	(7,701,471)	(15,104,040)
Purchase of held-to-maturity securities		(1,929,953)	(2,463,399)	(405,504)
Purchase of investments		(6,463,924)	(6,466,942)	(778,614)
Purchase of fixed assets	11a I	(942,580)	(1,441,961)	(845,720)
Disposal (Purchase) of intangible assets	11a II	(731,495)	(1,371,033)	(1,795,819)
Net cash provided by (used in) invesment activities		**(1,496,837)**	**9,037,190**	**270,814**
Increase in subordinated debt		14,250	2,906,100	4,135,000
Decrease in subordinated debt		(6,049,723)	(15,047,668)	(13,572,828)
Non-controlling interests	12f	(985,371)	188,976	922,800
Granting of stock options		206,491	1,186,114	1,114,391
Purchase of treasury shares	12a	-	(510,308)	(3,089,464)
Dividends and interest on capital paid to Non-controlling interests		(59,466)	(139,222)	(337,192)
Dividends and interest on capital paid		(5,241,498)	(20,092,750)	(10,381,751)
Net cash provided by (used in) financing activities		**(12,115,317)**	**(31,508,758)**	**(21,209,044)**
Net increase (decrease) in cash and cash equivalents		**56,959,188**	**40,508,364**	**(39,005,616)**
Cash and cash equivalents at the beginning of the period		69,402,868	68,470,071	93,514,459
Effects of changes in exchange rates on cash and cash equivalents		(44,268,211)	(26,884,590)	13,961,228
Cash and cash equivalents at the end of the period	3a	82,093,845	82,093,845	68,470,071
Cash			37,087,047	18,668,746
Interbank deposits			3,294,168	15,325,985
Securities purchased under agreements to resell - Funded position			41,712,630	34,475,340

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 3.5

ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Exercise from January 1 to December 31, 2018 and 2017 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.1 ITAÚ UNIBANCO HOLDING S.A. Notes to the Prudential Consolidated Financial Statements Exercise from January 1 to December 31, 2018 and 2017 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.1

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates. Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except st for the insurance group which is not governed by item 6, article 1 of CMN Resolution No. 4,280, of October 31, 2013. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING PRUDENTIAL is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.2 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution. The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation. As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates. Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/investor-relations). b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except st for the insurance group which is not governed by item 6, article 1 of CMN Resolution No. 4,280, of October 31, 2013. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING PRUDENTIAL is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.2

The Consolidated Financial Statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

		Functional currency (*)	Country of Incorporation	Activity	Interest % in voting capital at		Interest % in total capital at	
					12/31/2018	12/31/2017	12/31/2018	12/31/2017
Domestic								
Banco Itaú BBA S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial Institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporación Financiera		Colombian Peso	Colombia	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial Institution	38.14%	36.06%	38.14%	36.06%

(*) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING PRUDENTIAL have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.3

c) Business development Itaú CorpBanca st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,6 million, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9 million, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.4 c) Business development Itaú CorpBanca st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,6 million, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9 million, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount were withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; st ii. Acquisition of securities brokerage on December 1 , 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.4

Gestora de Inteligência de Crédito On January 21, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.5 Gestora de Inteligência de Crédito On January 21, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.5

Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - is defined as cash and current accounts in banks, considered in the Consolidated Statement of Income in the heading Cash and cash equivalents, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded, adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses. d) Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature: · Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. · Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.6 Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - is defined as cash and current accounts in banks, considered in the Consolidated Statement of Income in the heading Cash and cash equivalents, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded, adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses. d) Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature: · Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. · Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.6

· Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are: · Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets - They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods. st From January 1 , 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the option provided for in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts st for local correspondents in connection with transactions originated after January 1 , 2017 will be fully recorded as expenses for the period. h) Investments - Include goodwill identified in the acquisition of affiliates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Affiliates: are those companies in which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11a I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. j) Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.7 · Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are: · Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets - They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods. st From January 1 , 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the option provided for in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts st for local correspondents in connection with transactions originated after January 1 , 2017 will be fully recorded as expenses for the period. h) Investments - Include goodwill identified in the acquisition of affiliates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Affiliates: are those companies in which ITAÚ UNIBANCO HOLDING PRUDENTIAL has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING PRUDENTIAL defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 11a I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING PRUDENTIAL reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. j) Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.7

k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software and client portfolio, amortized in terms from five to ten years. Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion. n) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.8 k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software and client portfolio, amortized in terms from five to ten years. Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 8. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING PRUDENTIAL understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion. n) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. o) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.8

The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service and gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. r) Foreign currency translation I - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.9 The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 10. p) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. q) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service and gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. r) Foreign currency translation I - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.9

Note 4 - Interbank investments

	12/31/2018						12/31/2017	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	**57,768,116**	**215,052,849**	**-**	**103,235**	**272,924,200**	**91.2**	**236,108,899**	**89.0**
Funded position [1]	7,074,055	40,365,437	-	92,937	47,532,429	15.9	39,657,380	14.9
Financed position	48,336,496	130,907,178	-	10,298	179,253,972	59.9	158,903,808	59.9
With free movement	14,977,760	15,055,843	-	-	30,033,603	10.0	57,175,126	21.6
Without free movement	33,358,736	115,851,335	-	10,298	149,220,369	49.9	101,728,682	38.3
Short position	2,357,565	43,780,234	-	-	46,137,799	15.4	37,547,711	14.2
Interbank deposits	**19,179,385**	**4,813,780**	**1,733,666**	**688,114**	**26,414,945**	**8.8**	**29,048,473**	**11.0**
Total	**76,947,501**	**219,866,629**	**1,733,666**	**791,349**	**299,339,145**	**100.0**	**265,157,372**	**100.0**
% per maturity term	25.7	73.4	0.6	0.3	100.0			
Total at 12/31/2017	**57,433,904**	**203,632,280**	**2,882,441**	**1,208,747**	**265,157,372**			
% per maturity term	21.7	76.7	1.1	0.5	100.0			

(1) Includes R$ 5,119,614 (R$ 3,663,907 at 12/31/2017) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);

(2) Includes a securities valuation allowance in the amount of R$ (4,855) (R$ (4,148) at 12/31/2017).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.10

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2018											12/31/2017
	Cost	Adjustment to market value reflected in: Results	Adjustment to market value reflected in: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**139,140,797**	**1,194,551**	**741,205**	**141,076,553**	**55.8**	**1,562,979**	**806,461**	**5,825,453**	**3,792,373**	**18,274,654**	**110,814,633**	**151,601,415**
Financial treasury bills	24,241,740	732	4	24,242,476	9.6	-	705,861	-	-	1,541,724	21,994,891	40,878,693
National treasury bills	30,064,534	341,558	82,514	30,488,606	12.1	1,013,940	-	278,933	991,220	12,135,223	16,069,290	45,524,956
National treasury notes	49,851,028	776,420	642,112	51,269,560	20.2	543,634	100,523	5,193,137	130,346	4,070,473	41,231,447	38,159,792
National treasury/securitization	175,521	(228)	27,845	203,138	0.1	-	77	-	160	79	202,822	219,653
Brazilian external debt bonds	34,807,974	76,069	(11,270)	34,872,773	13.8	5,405	-	353,383	2,670,647	527,155	31,316,183	26,818,321
Government securities - abroad	**27,168,566**	**7,849**	**(143,877)**	**27,032,538**	**10.6**	**2,126,829**	**1,799,564**	**3,795,213**	**5,328,375**	**5,815,785**	**8,166,772**	**28,644,825**
Germany	22,456	-	13	22,469	0.0	-	-	-	-	22,469	-	-
Argentina	1,112,124	7,815	218	1,120,157	0.4	1,010,226	23,177	5,785	-	26,256	54,713	1,465,788
Chile	7,795,125	114	6,121	7,801,360	3.1	68,842	139	7,768	51,757	1,778,674	5,894,180	9,642,530
Colombia	6,054,197	339	14,107	6,068,643	2.4	57,465	166,389	1,056,265	2,023,173	1,260,767	1,504,584	5,886,838
Korea	1,384,861	-	-	1,384,861	0.5	-	-	-	-	1,384,861	-	1,943,924
Denmark	-	-	-	-	0.0	-	-	-	-	-	-	1,950,784
Spain	2,411,100	-	-	2,411,100	1.0	-	-	316,592	1,018,565	1,075,943	-	2,937,144
United States	2,770,331	(35)	(15,604)	2,754,692	1.1	699,122	863,721	335,396	404,749	-	451,704	1,666,081
France	891,007	-	(200)	890,807	0.4	-	-	556,381	334,426	-	-	-
Italy	114,887	-	375	115,262	0.0	-	-	-	115,262	-	-	-
Mexico	2,377,862	(379)	(73,649)	2,303,834	0.9	150,192	497,456	734,765	802,022	-	119,399	549,236
Paraguay	1,601,954	(57)	(70,972)	1,530,925	0.6	136,202	172,899	521,829	509,026	161,870	29,099	1,802,670
Uruguay	628,911	37	(4,282)	624,666	0.2	4,780	73,952	260,432	69,395	104,912	111,195	797,890
Other	3,751	15	(4)	3,762	0.0	-	1,831	-	-	33	1,898	1,940
Corporate securities	**61,699,843**	**(212,593)**	**(53,183)**	**61,434,067**	**24.4**	**9,761,806**	**1,418,791**	**5,174,554**	**2,945,700**	**7,371,107**	**34,762,109**	**56,592,819**
Shares	5,111,459	(169,838)	108,559	5,050,180	2.0	5,050,180	-	-	-	-	-	3,116,878
Rural product note	4,089,009	-	105,988	4,194,997	1.7	199,782	198,543	340,164	299,969	429,731	2,726,808	2,828,420
Bank deposit certificates	1,166,685	(82)	132	1,166,735	0.5	809,505	255,124	53,865	48,241	-	-	689,001
Securitized real estate loans	11,065,915	(385)	20,396	11,085,926	4.4	-	-	444,894	-	258,813	10,382,219	14,668,434
Fund quotas	3,144,436	(45,827)	-	3,098,609	1.2	3,098,609	-	-	-	-	-	2,751,802
Credit rights	224,586	-	-	224,586	0.1	224,586	-	-	-	-	-	196,944
Fixed income	853,645	(29,671)	-	823,974	0.3	823,974	-	-	-	-	-	840,009
Variable income	2,066,205	(16,156)	-	2,050,049	0.8	2,050,049	-	-	-	-	-	1,714,849
Debentures	27,585,401	9,670	(267,394)	27,327,677	10.8	164,112	168,988	1,981,060	995,380	5,011,484	19,006,653	21,679,213
Eurobonds and others	6,742,864	(6,890)	(25,841)	6,710,133	2.7	342,820	579,949	2,160,068	576,869	1,448,010	1,602,417	6,011,004
Financial bills	294,905	(376)	(78)	294,451	0.1	35,773	84,377	8,330	56,051	70,137	39,783	648,539
Promissory notes	1,066,870	-	2,759	1,069,629	0.4	-	25,139	94,871	538,748	144,305	266,566	3,243,933
Other	1,432,299	1,135	2,296	1,435,730	0.6	61,025	106,671	91,302	430,442	8,627	737,663	955,595
Subtotal - securities	**228,009,206**	**989,807**	**544,145**	**229,543,158**	**90.8**	**13,451,614**	**4,024,816**	**14,795,220**	**12,066,448**	**31,461,546**	**153,743,514**	**236,839,059**
Trading securities	98,068,717	989,807	-	99,058,524	39.2	9,444,941	930,135	6,395,843	2,133,308	11,706,831	68,447,466	110,717,706
Available-for-sale securities	94,241,464	-	544,145	94,785,609	37.5	3,889,587	2,992,952	7,728,095	8,269,201	15,628,038	56,277,736	94,063,659
Held-to-maturity securities (*)	35,699,025	-	-	35,699,025	14.1	117,086	101,729	671,282	1,663,939	4,126,677	29,018,312	32,057,694
Derivative financial instruments	**15,260,867**	**8,200,497**	**-**	**23,461,364**	**9.2**	**3,925,941**	**2,250,788**	**1,779,049**	**2,312,345**	**4,073,764**	**9,119,477**	**22,656,494**
Total securities and derivative financial instruments (assets)	**243,270,073**	**9,190,304**	**544,145**	**253,004,522**	**100.0**	**17,377,555**	**6,275,604**	**16,574,269**	**14,378,793**	**35,535,310**	**162,862,991**	**259,495,553**
Derivative financial instruments (liabilities)	**(18,826,670)**	**(8,658,195)**	**-**	**(27,484,865)**	**100.0**	**(3,122,172)**	**(2,252,565)**	**(1,816,674)**	**(2,822,026)**	**(5,675,075)**	**(11,796,353)**	**(26,452,616)**

(*) Unrecorded adjustment to market value in the amount of R$ 264,761 (R$ 596,043) at 12/31/2017) according to Note 5e.

During the period ended December 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (1,216,210) (R$ (1,063,411) at 12/31/2017) of impairment losses, of which R$ (946,741) (R$ (787,833) at 12/31/2017) of available-for-sale financial assets and R$ (269,469) (R$ (275,578) at 12/31/2017) of held-to-maturity assets. The Securities and Derivative Financial Instruments totaled R$ 314,910 (R$ (982,287) at 12/31/2017).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.11

b) Summary by portfolio

	12/31/2018						
		Restricted to					
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Total
Government securities - domestic	**51,000,621**	**51,696,453**	**32,810,623**	**2,097,674**	**3,471,182**	**-**	**141,076,553**
Financial treasury bills	23,273,395	6,513	-	902,427	60,141	-	24,242,476
National treasury bills	9,139,112	21,344,066	-	5,428	-	-	30,488,606
National treasury notes	16,544,205	30,345,874	-	968,440	3,411,041	-	51,269,560
National treasury/securitization	203,138	-	-	-		-	203,138
Brazilian external debt bonds	1,840,771	-	32,810,623	221,379		-	34,872,773
Government securities - abroad	**21,723,277**	**135,988**	**3,577,393**	**1,595,880**	**-**	**-**	**27,032,538**
Germany	22,469						22,469
Argentina	1,081,281	-	-	38,876	-	-	1,120,157
Chile	7,689,503	83,692	-	28,165	-	-	7,801,360
Colombia	2,347,195	-	3,577,393	144,055	-	-	6,068,643
Korea	1,384,861	-	-	-	-	-	1,384,861
Spain	1,482,055	-	-	929,045	-	-	2,411,100
United States	2,310,697	-	-	443,995	-	-	2,754,692
France	890,807	-	-	-	-	-	890,807
Italy	115,262	-	-	-	-	-	115,262
Mexico	2,303,834	-	-	-	-	-	2,303,834
Paraguay	1,468,151	52,296	-	10,478	-	-	1,530,925
Uruguay	623,400	-	-	1,266	-	-	624,666
Other	3,762	-	-	-	-	-	3,762
Corporate securities	**48,134,091**	**9,067,120**	**236,928**	**3,995,928**	**-**	-	**61,434,067**
Shares	5,050,180	-	-	-	-	-	5,050,180
Rural product note	4,194,997	-	-	-	-	-	4,194,997
Bank deposit certificates	1,166,177	-	-	558	-	-	1,166,735
Securitized real estate loans	11,085,926	-			-	-	11,085,926
Fund quotas	3,033,668	-	-	64,941	-	-	3,098,609
Credit rights	224,586	-	-		-	-	224,586
Fixed income	759,033	-	-	64,941	-	-	823,974
Variable income	2,050,049	-	-		-	-	2,050,049
Debentures	14,350,842	9,067,120	-	3,909,715	-	-	27,327,677
Eurobonds and other	6,452,491	-	236,928	20,714	-	-	6,710,133
Financial bills	294,451	-	-		-	-	294,451
Promissory notes	1,069,629	-	-	-	-	-	1,069,629
Other	1,435,730	-	-	-	-	-	1,435,730
Subtotal - securities	**120,857,989**	**60,899,561**	**36,624,944**	**7,689,482**	**3,471,182**	**-**	**229,543,158**
Trading securities	59,384,963	34,115,569	939,376	1,700,991	2,917,625	-	99,058,524
Available-for-sale securities	50,761,674	20,899,260	16,582,627	5,988,491	553,557	-	94,785,609
Held-to-maturity securities	10,711,352	5,884,732	19,102,941	-	-	-	35,699,025
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**23,461,364**	**23,461,364**
Total securities and derivative financial instruments (assets)	**120,857,989**	**60,899,561**	**36,624,944**	**7,689,482**	**3,471,182**	**23,461,364**	**253,004,522**
Total securities and derivative financial instruments (assets) – 12/31/2017	**149,366,048**	**50,610,464**	**14,914,211**	**17,863,549**	**4,084,787**	**22,656,494**	**259,495,553**

(*) Represent securities deposited with Contingent Liabilities (Note 8b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.12

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2018										12/31/2017
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**87,298,353**	**1,194,551**	**88,492,904**	**89.4**	**1,562,979**	**806,461**	**5,654,827**	**1,866,832**	**11,351,013**	**67,250,792**	**100,197,186**
Financial treasury bills	24,021,830	732	24,022,562	24.3	-	705,861	-	-	1,322,640	21,994,061	40,323,802
National treasury bills	23,454,791	341,558	23,796,349	24.0	1,013,940	-	278,933	984,862	5,475,441	16,043,173	26,823,972
National treasury notes	37,112,325	776,420	37,888,745	38.3	543,634	100,523	5,101,690	130,346	4,040,859	27,971,693	28,092,330
National treasury/securitization	641	(228)	413	0.0	-	77	-	160	79	97	652
Brazilian external debt bonds	2,708,766	76,069	2,784,835	2.8	5,405	-	274,204	751,464	511,994	1,241,768	4,956,430
Government securities - abroad	**1,792,845**	**7,849**	**1,800,694**	**1.7**	**1,039,768**	**120,524**	**100,226**	**177,363**	**122,594**	**240,219**	**3,901,579**
Argentina	1,112,114	7,815	1,119,929	1.1	1,009,998	23,177	5,785	-	26,256	54,713	1,465,788
Chile	147,669	114	147,783	0.1	25,880	139	7,768	15,190	64,924	33,882	41,362
Colombia	207,286	339	207,625	0.2	-	70,117	46,854	31,413	31,414	27,827	2,092,693
United States	116,800	(35)	116,765	0.1	-	-	-	116,765	-	-	99,523
Mexico	119,802	(379)	119,423	0.1	-	-	-	24	-	119,399	5,276
Paraguay	1,267	(57)	1,210	0.0	-	-	-	-	-	1,210	2,591
Uruguay	84,417	37	84,454	0.1	3,890	25,260	39,819	13,971	-	1,514	192,609
Other	3,490	15	3,505	0.0	-	1,831	-	-	-	1,674	1,737
Corporate securities	**8,977,519**	**(212,593)**	**8,764,926**	**8.9**	**6,842,194**	**3,150**	**640,790**	**89,113**	**233,224**	**956,455**	**6,618,941**
Shares	4,116,929	(169,838)	3,947,091	4.0	3,947,091	-	-	-	-	-	2,437,579
Bank deposit certificates	114,025	(82)	113,943	0.1	99,107	-	10,574	4,262	-	-	1,347
Securitized real estate loans	14,437	(385)	14,052	0.0	-	-	-	-	-	14,052	65,173
Fund quotas	2,840,298	(45,827)	2,794,471	2.8	2,794,471	-	-	-	-	-	2,475,754
Credit rights	224,586	-	224,586	0.2	224,586	-	-	-	-	-	196,944
Fixed income	549,507	(29,671)	519,836	0.5	519,836	-	-	-	-	-	563,961
Variable income	2,066,205	(16,156)	2,050,049	2.1	2,050,049	-	-	-	-	-	1,714,849
Debentures	477,876	9,670	487,546	0.5	-	576	8,716	1,197	7,254	469,803	934,063
Eurobonds and other	1,205,653	(6,890)	1,198,763	1.2	121	-	612,832	55,194	147,206	383,410	628,302
Financial bills	149,426	(376)	149,050	0.2	-	2,574	8,330	28,226	70,137	39,783	29,063
Other	58,875	1,135	60,010	0.1	1,404	-	338	234	8,627	49,407	47,660
Total	**98,068,717**	**989,807**	**99,058,524**	**100.0**	**9,444,941**	**930,135**	**6,395,843**	**2,133,308**	**11,706,831**	**68,447,466**	**110,717,706**
% per maturity term					9.5	0.9	6.5	2.2	11.8	69.1	
Total – 12/31/2017	**110,297,987**	**419,719**	**110,717,706**	**100.0**	**10,556,951**	**2,737,605**	**4,009,846**	**12,439,223**	**10,457,978**	**70,516,103**	
% per maturity term					9.5	2.5	3.6	11.2	9.4	63.8	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.13

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2018										12/31/2017
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**26,853,416**	**741,205**	**27,594,621**	**29.1**	**-**	**-**	**170,626**	**854,939**	**3,055,810**	**23,513,246**	**33,174,250**
Financial treasury bills	219,910	4	219,914	0.2	-	-	-	-	219,084	830	554,891
National treasury bills	2,741,912	82,514	2,824,426	3.0	-	-	-	6,358	2,791,951	26,117	9,543,875
National treasury notes	10,721,803	642,112	11,363,915	12.0	-	-	91,447	-	29,614	11,242,854	10,067,462
National treasury/securitization	174,880	27,845	202,725	0.2	-	-	-	-	-	202,725	219,001
Brazilian external debt bonds	12,994,911	(11,270)	12,983,641	13.7	-	-	79,179	848,581	15,161	12,040,720	12,789,021
Government securities - abroad	**25,004,642**	**(143,877)**	**24,860,765**	**26.2**	**1,029,596**	**1,679,040**	**3,559,563**	**4,987,883**	**5,693,158**	**7,911,525**	**24,282,855**
Germany	22,456	13	22,469	0.0	-	-	-	-	22,469	-	-
Argentina	10	218	228	0.0	228	-	-	-	-	-	-
Chile	7,647,456	6,121	7,653,577	8.1	42,962	-	-	36,567	1,713,750	5,860,298	9,601,168
Colombia	5,490,893	14,107	5,505,000	5.8	-	96,272	873,987	1,828,631	1,229,353	1,476,757	3,346,542
Korea	1,384,861	-	1,384,861	1.5	-	-	-	-	1,384,861	-	1,943,924
Denmark	-	-	-	0.0	-	-	-	-	-	-	1,950,784
Spain	2,411,100	-	2,411,100	2.5	-	-	316,592	1,018,565	1,075,943	-	2,937,144
United States	2,653,531	(15,604)	2,637,927	2.8	699,122	863,721	335,396	287,984	-	451,704	1,566,558
France	891,007	(200)	890,807	0.9	-	-	556,381	334,426	-	-	-
Italy	114,887	375	115,262	0.1	-	-	-	115,262	-	-	-
Mexico	2,258,060	(73,649)	2,184,411	2.3	150,192	497,456	734,765	801,998	-	-	543,960
Paraguay	1,600,687	(70,972)	1,529,715	1.6	136,202	172,899	521,829	509,026	161,870	27,889	1,800,079
Uruguay	529,466	(4,282)	525,184	0.6	890	48,692	220,613	55,424	104,912	94,653	592,518
Other	228	(4)	224	0.0	-	-	-	-	-	224	178
Corporate securities	**42,383,406**	**(53,183)**	**42,330,223**	**44.7**	**2,859,991**	**1,313,912**	**3,997,906**	**2,426,379**	**6,879,070**	**24,852,965**	**36,606,554**
Shares	994,530	108,559	1,103,089	1.2	1,103,089	-	-	-	-	-	679,299
Rural product note	4,089,009	105,988	4,194,997	4.4	199,782	198,543	340,164	299,969	429,731	2,726,808	2,828,420
Bank deposit certificate	1,052,660	132	1,052,792	1.1	710,398	255,124	43,291	43,979	-	-	687,649
Securitized real estate loans	1,398,792	20,396	1,419,188	1.5	-	-	-	-	-	1,419,188	1,761,450
Fund quotas - Fixed income	304,138	-	304,138	0.3	304,138	-	-	-	-	-	276,048
Debentures	27,107,525	(267,394)	26,840,131	28.4	164,112	168,412	1,972,344	994,183	5,004,230	18,536,850	20,745,150
Eurobonds and other	5,534,909	(25,841)	5,509,068	5.8	342,699	579,949	1,547,236	521,675	1,300,804	1,216,705	5,373,724
Financial bills	145,479	(78)	145,401	0.2	35,773	81,803	-	27,825	-	-	619,476
Promissory notes	1,066,870	2,759	1,069,629	1.1	-	25,139	94,871	538,748	144,305	266,566	3,243,933
Other	689,494	2,296	691,790	0.7	-	4,942	-	-	-	686,848	391,405
Total	**94,241,464**	**544,145**	**94,785,609**	**100.0**	**3,889,587**	**2,992,952**	**7,728,095**	**8,269,201**	**15,628,038**	**56,277,736**	**94,063,659**
% per maturity term					**4.1**	**3.2**	**8.2**	**8.7**	**16.5**	**59.4**	
Total – 12/31/2017	**93,867,043**	**196,616**	**94,063,659**	**100.0**	**3,058,267**	**4,901,165**	**4,054,486**	**11,988,771**	**12,739,638**	**57,321,332**	
% per maturity term					**3.3**	**5.2**	**4.3**	**12.7**	**13.5**	**61.0**	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.14

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2018, not considered in results, is an impairment loss of R$ 357,221 (R$ 399,407 at 12/31/2017).

	12/31/2018									12/31/2017	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	**24,989,028**	**70.0**	**-**	**-**	**-**	**1,070,602**	**3,867,831**	**20,050,595**	**25,185,443**	**18,229,979**	**18,540,285**
National treasury bills	3,867,831	10.8	-	-	-	-	3,867,831	-	3,952,265	9,157,109	9,157,562
Brazilian external debt bonds	2,016,900	5.6	-	-	-	-	-	2,016,900	2,183,666	-	-
Other	19,104,297	-	-	-	-	1,070,602	-	18,033,695	19,049,512	9,072,870	9,382,723
Government securities - abroad	**371,079**	**1.0**	**57,465**	**-**	**135,424**	**163,129**	**33**	**15,028**	**370,110**	**460,391**	**459,242**
Colombia	356,018	1.0	57,465	-	135,424	163,129	-	-	349,105	447,603	439,664
Uruguay	15,028	-	-	-	-	-	-	15,028	21,004	12,763	19,577
Other	33	-	-	-	-	-	33	-	1	25	1
Corporate securities	**10,338,918**	**29.0**	**59,621**	**101,729**	**535,858**	**430,208**	**258,813**	**8,952,689**	**10,408,232**	**13,367,324**	**13,654,210**
Bank deposit certificate	-	-	-	-	-	-	-	-	-	5	5
Securitized real estate loans	9,652,686	27.0	-	-	444,894	-	258,813	8,948,979	9,722,000	12,841,811	13,128,697
Eurobonds and other	2,302	-	-	-	-	-	-	2,302	2,302	8,978	8,978
Other	683,930	1.9	59,621	101,729	90,964	430,208	-	1,408	683,930	516,530	516,530
Total [1]	**35,699,025**	**100.0**	**117,086**	**101,729**	**671,282**	**1,663,939**	**4,126,677**	**29,018,312**	**35,963,785**	**32,057,694**	**32,653,737**
% per maturity term			0.3	0.3	1.9	4.7	11.6	81.3			
Total – 12/31/2017	**32,057,694**	**100.0**	**9,456,680**	**38,129**	**296,586**	**504,582**	**1,479,744**	**20,281,973**	**32,653,737**		
% per maturity term			29.5	0.1	0.9	1.6	4.6	63.3			

(1) In order to reflect the current risk management strategy, in the period ended 12/31/2018, ITAU UNIBANCO HOLDING PRUDENTIAL changed the classification of Government Securities – Brazil, being R$ 3,707,489 for Available-for-Trading Securities and R$ 8,678,270 for Available-for-Sale Securities.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.15

f) Derivative financial Instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 10,048,165 (R$ 13,385,336 at 12/31/2017) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 17 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.16 f) Derivative financial Instruments ITAÚ UNIBANCO HOLDING PRUDENTIAL enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING PRUDENTIAL was R$ 10,048,165 (R$ 13,385,336 at 12/31/2017) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 17 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.16

I - Derivatives summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2018										12/31/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Futures	-	-	-	0.0	-	-	-	-	-	-	157,714
Swaps - adjustment receivable	6,263,152	6,785,502	13,048,654	55.6	704,904	187,354	245,328	699,680	2,880,461	8,330,927	9,185,764
Option premiums	3,741,014	550,516	4,291,530	18.3	1,158,927	402,646	609,661	871,167	975,434	273,695	3,337,397
Forwards (onshore)	1,742,807	1,823	1,744,630	7.4	838,442	681,993	142,672	81,309	214	-	6,694,617
Credit derivatives	(86,375)	205,223	118,848	0.5	-	460	1,080	4,764	9,033	103,511	137,653
NDF - *Non Deliverable Forward*	3,377,930	333,917	3,711,847	15.9	1,013,813	968,015	771,908	653,412	178,086	126,613	2,949,671
Target flow of swap	6,889	37,081	43,970	0.2	448	266	7,302	-	12,300	23,654	68,131
Other derivative financial instruments	215,450	286,435	501,885	2.1	209,407	10,054	1,098	2,013	18,236	261,077	125,547
Total	**15,260,867**	**8,200,497**	**23,461,364**	**100.0**	**3,925,941**	**2,250,788**	**1,779,049**	**2,312,345**	**4,073,764**	**9,119,477**	**22,656,494**
% per maturity term					16.7	9.6	7.6	9.9	17.3	38.9	
Total – 12/31/2017	**15,990,903**	**6,665,591**	**22,656,494**	**100.0**	**7,799,326**	**1,614,997**	**1,353,763**	**2,356,405**	**2,770,116**	**6,761,887**	
% per maturity term					34.4	7.1	6.0	10.4	12.2	29.9	

	12/31/2018										12/31/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps - difference payable	(11,450,208)	(7,903,433)	(19,353,641)	70.4	(922,612)	(978,592)	(605,502)	(1,417,153)	(4,686,689)	(10,743,093)	(13,688,246)
Option premiums	(3,414,944)	(510,339)	(3,925,283)	14.3	(879,802)	(499,876)	(603,670)	(831,113)	(822,673)	(288,149)	(2,790,726)
Forwards (onshore)	(428,958)	249	(428,709)	1.6	(428,709)	-	-	-	-	-	(5,965,107)
Credit derivatives	(156,752)	16,905	(139,847)	0.5	-	(10)	(148)	(1,643)	(3,694)	(134,352)	(58,113)
NDF - *Non Deliverable Forward*	(3,278,651)	(105,108)	(3,383,759)	12.3	(888,833)	(771,762)	(583,199)	(552,134)	(150,490)	(437,341)	(3,744,759)
Target flow of swap - Companies	(78,137)	(84,328)	(162,465)	0.6	-	-	(15,597)	-	-	(146,868)	(121,878)
Other derivative financial instruments	(19,020)	(72,141)	(91,161)	0.3	(2,216)	(2,325)	(8,558)	(19,983)	(11,529)	(46,550)	(83,787)
Total	**(18,826,670)**	**(8,658,195)**	**(27,484,865)**	**100.0**	**(3,122,172)**	**(2,252,565)**	**(1,816,674)**	**(2,822,026)**	**(5,675,075)**	**(11,796,353)**	**(26,452,616)**
% per maturity term					11.4	8.2	6.6	10.3	20.6	42.9	
Total – 12/31/2017	**(20,523,308)**	**(5,929,308)**	**(26,452,616)**	**100.0**	**(7,286,502)**	**(1,114,011)**	**(1,374,000)**	**(3,327,590)**	**(4,889,109)**	**(8,461,404)**	
% per maturity term					27.5	4.2	5.2	12.6	18.5	32.0	

The result of derivative financial instruments in the period totals R$ (702,842) (R$ 2,272,934 em 12/31/2017).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.17

II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / Market value receivable / (received) value (in results / Notional amount (payable) paid stockholders' equity) 12/31/2018 12/31/2017 12/31/2018 12/31/2018 12/31/2018 12/31/2017 Futures contracts 585,374,881 607,500,661 - - - 157,714 267,801,004 322,997,408 - - - 157,714 Purchase commitments Shares 13,472,947 18,066,967 - - - 334 Commodities 193,613 146,587 - - - 143 Interest 243,144,673 276,269,549 - - - 3,570 Foreign currency 10,989,771 28,514,305 - - - 153,667 Commitments to sell 317,573,877 284,503,253 - - - - Shares 13,964,779 11,218,348 - - - - Commodities 154,714 167,727 - - - - Interest 264,987,517 246,471,624 - - - - Foreign currency 38,466,867 26,645,554 - - - - Swap contracts (5,187,056) (1,117,931) (6,304,987) (4,502,482) Asset position 939,510,190 837,299,060 6,263,152 6,785,502 13,048,654 9,185,764 Shares - 350,414 - - - 824 Commodities 6,000 - 171 188 359 - Interest 925,381,182 825,810,480 5,123,813 6,379,504 11,503,317 8,247,818 Foreign currency 14,123,008 11,138,166 1,139,168 405,810 1,544,978 937,122 Liability position 939,510,190 837,299,061 (11,450,208) (7,903,433) (19,353,641) (13,688,246) Shares 75,605 1,087,689 (4,755) 1,447 (3,308) (4,449) Commodities 619,968 - - (597) (597) - Interest 913,745,892 814,141,029 (9,409,848) (7,973,078) (17,382,926) (13,075,898) Foreign currency 25,068,725 22,070,343 (2,035,605) 68,795 (1,966,810) (607,899) 1,263,866,521 1,847,573,186 326,070 40,177 366,247 546,671 Option contracts 152,840,894 245,495,975 1,933,355 (30,320) 1,903,035 1,648,025 Purchase commitments - long Shares 9,873,111 8,636,715 300,898 178,501 479,399 1,016,486 Commodities 320,603 366,995 9,867 (2,767) 7,100 29,298 Interest 100,338,155 204,667,052 169,448 (97,994) 71,454 155,279 Foreign currency 42,309,025 31,825,213 1,453,142 (108,060) 1,345,082 446,962 Commitments to sell - long position 495,278,860 736,619,261 1,807,659 580,836 2,388,495 1,689,372 Shares 10,801,593 8,753,337 394,315 500,050 894,365 391,766 Commodities 278,490 269,075 10,867 1,524 12,391 3,591 Interest 441,673,130 703,700,934 427,210 460,018 887,228 765,494 Foreign currency 42,525,647 23,895,915 975,267 (380,756) 594,511 528,521 Purchase commitments - short 116,005,277 88,688,150 (1,560,813) 153,755 (1,407,058) (1,234,071) Shares 9,716,476 9,159,058 (183,972) (97,929) (281,901) (655,143) Commodities 316,886 278,051 (9,056) 6,176 (2,880) (20,097) Interest 69,934,131 51,475,685 (143,534) 95,217 (48,317) (86,555) Foreign currency 36,037,784 27,775,356 (1,224,251) 150,291 (1,073,960) (472,276) Commitments to sell - short position 499,741,490 776,769,800 (1,854,131) (664,094) (2,518,225) (1,556,655) Shares 8,898,497 10,240,744 (245,800) (503,112) (748,912) (294,176) Commodities 192,190 222,029 (6,290) (1,831) (8,121) (4,360) Interest 448,029,476 742,472,476 (527,826) (497,092) (1,024,918) (813,112) Foreign currency 42,621,327 23,834,551 (1,074,215) 337,941 (736,274) (445,007) 2,332,540 9,929,081 1,313,849 2,072 1,315,921 729,510 Forward contracts Purchases receivable 405,925 1,628,929 405,777 (224) 405,553 1,644,308 Shares 26,454 24 26,454 (251) 26,203 25 Interest 379,471 1,628,905 379,323 27 379,350 1,644,283 Purchases payable - - (381,490) - (381,490) (1,644,259) Shares - - (2,167) - (2,167) (24) Interest - - (379,323) - (379,323) (1,644,235) Sales receivable 1,307,190 737,424 1,337,030 2,047 1,339,077 5,050,309 Shares 1,307,190 737,424 1,291,733 2,047 1,293,780 730,408 Interest - - 45,297 - 45,297 4,319,901 Sales deliverable 619,425 7,562,728 (47,468) 249 (47,219) (4,320,848) Shares 2,171 50 (2,171) 3 (2,168) (49) Interest 44,916 4,301,865 (45,297) 246 (45,051) (4,320,540) Foreign currency 572,338 3,260,813 - - - (259) Credit derivatives 8,323,578 10,110,254 (243,127) 222,128 (20,999) 79,540 Asset position 3,824,799 5,831,392 (86,375) 205,223 118,848 137,653 Shares 1,576,176 1,954,946 (43,729) 134,250 90,521 91,739 Interest 2,248,623 3,876,446 (42,646) 70,973 28,327 45,914 Liability position 4,498,779 4,278,862 (156,752) 16,905 (139,847) (58,113) Shares 1,316,231 768,776 (55,323) (13,988) (69,311) (16,716) Interest 3,182,548 3,510,086 (101,429) 30,893 (70,536) (41,397) NDF - Non Deliverable Forward 225,355,054 252,627,585 99,279 228,809 328,088 (795,088) Asset position 122,494,982 119,312,353 3,377,930 333,917 3,711,847 2,949,671 Commodities 167,144 80,956 16,149 1,267 17,416 6,208 Foreign currency 122,327,838 119,231,397 3,361,781 332,650 3,694,431 2,943,463 Liability position 102,860,072 133,315,232 (3,278,651) (105,108) (3,383,759) (3,744,759) Commodities 96,028 174,535 (5,541) 863 (4,678) (13,755) Foreign currency 102,764,044 133,140,697 (3,273,110) (105,971) (3,379,081) (3,731,004) Target flow of swap 1,333,282 954,781 (71,248) (47,247) (118,495) (53,747) Asset position 114,532 513,781 6,889 37,081 43,970 68,131 Interest 114,532 - 1,731 20,855 22,586 - Foreign currency - 513,781 5,158 16,226 21,384 68,131 Liability position 1,218,750 441,000 (78,137) (84,328) (162,465) (121,878) Interest 1,218,750 441,000 (16,697) (6,682) (23,379) (121,878) Foreign currency - - (61,440) (77,646) (139,086) - Other derivative financial instruments 5,502,654 4,675,373 196,430 214,294 410,724 41,760 Asset position 4,425,622 2,693,917 215,450 286,435 501,885 125,547 Shares 346,718 416,305 2,218 9,693 11,911 28,674 Interest 4,073,906 2,151,352 213,363 64,623 277,986 94,060 Foreign currency 4,998 126,260 (131) 212,119 211,988 2,813 1,077,032 1,981,456 (19,020) (72,141) (91,161) (83,787) Liability position Shares 910,848 1,621,567 (15,806) (42,050) (57,856) (77,834) Interest 158,434 330,282 (2,230) (20,377) (22,607) (4,293) Foreign currency 7,750 29,607 (984) (9,714) (10,698) (1,660) Assets 15,260,867 8,200,497 23,461,364 22,656,494 Liabilities (18,826,670) (8,658,195) (27,484,865) (26,452,616) Total (3,565,803) (457,698) (4,023,501) (3,796,122) Derivative contracts mature as follows (in days): Memorandum account/notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 12/31/2017 Futures 217,179,611 193,636,109 33,968,992 140,590,169 585,374,881 607,500,661 Swaps 70,403,289 96,912,983 96,089,578 676,104,340 939,510,190 837,299,060 Options 595,516,594 130,782,234 329,833,524 207,734,169 1,263,866,521 1,847,573,186 Forwards (onshore) 1,411,885 835,204 85,221 230 2,332,540 9,929,081 Credit derivatives - 1,187,897 679,551 6,456,130 8,323,578 10,110,254 NDF - Non Deliverable Forward 76,031,612 102,024,246 30,211,957 17,087,239 225,355,054 252,627,585 Target flow of swap - 114,532 - 1,218,750 1,333,282 954,781 Other derivative financial instruments 12,496 416,899 371,113 4,702,146 5,502,654 4,675,373 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.18 II - Derivatives by index and Risk Fator Balance sheet account Adjustment to market Memorandum account / Market value receivable / (received) value (in results / Notional amount (payable) paid stockholders' equity) 12/31/2018 12/31/2017 12/31/2018 12/31/2018 12/31/2018 12/31/2017 Futures contracts 585,374,881 607,500,661 - - - 157,714 267,801,004 322,997,408 - - - 157,714 Purchase commitments Shares 13,472,947 18,066,967 - - - 334 Commodities 193,613 146,587 - - - 143 Interest 243,144,673 276,269,549 - - - 3,570 Foreign currency 10,989,771 28,514,305 - - - 153,667 Commitments to sell 317,573,877 284,503,253 - - - - Shares 13,964,779 11,218,348 - - - - Commodities 154,714 167,727 - - - - Interest 264,987,517 246,471,624 - - - - Foreign currency 38,466,867 26,645,554 - - - - Swap contracts (5,187,056) (1,117,931) (6,304,987) (4,502,482) Asset position 939,510,190 837,299,060 6,263,152 6,785,502 13,048,654 9,185,764 Shares - 350,414 - - - 824 Commodities 6,000 - 171 188 359 - Interest 925,381,182 825,810,480 5,123,813 6,379,504 11,503,317 8,247,818 Foreign currency 14,123,008 11,138,166 1,139,168 405,810 1,544,978 937,122 Liability position 939,510,190 837,299,061 (11,450,208) (7,903,433) (19,353,641) (13,688,246) Shares 75,605 1,087,689 (4,755) 1,447 (3,308) (4,449) Commodities 619,968 - - (597) (597) - Interest 913,745,892 814,141,029 (9,409,848) (7,973,078) (17,382,926) (13,075,898) Foreign currency 25,068,725 22,070,343 (2,035,605) 68,795 (1,966,810) (607,899) 1,263,866,521 1,847,573,186 326,070 40,177 366,247 546,671 Option contracts 152,840,894 245,495,975 1,933,355 (30,320) 1,903,035 1,648,025 Purchase commitments - long Shares 9,873,111 8,636,715 300,898 178,501 479,399 1,016,486 Commodities 320,603 366,995 9,867 (2,767) 7,100 29,298 Interest 100,338,155 204,667,052 169,448 (97,994) 71,454 155,279 Foreign currency 42,309,025 31,825,213 1,453,142 (108,060) 1,345,082 446,962 Commitments to sell - long position 495,278,860 736,619,261 1,807,659 580,836 2,388,495 1,689,372 Shares 10,801,593 8,753,337 394,315 500,050 894,365 391,766 Commodities 278,490 269,075 10,867 1,524 12,391 3,591 Interest 441,673,130 703,700,934 427,210 460,018 887,228 765,494 Foreign currency 42,525,647 23,895,915 975,267 (380,756) 594,511 528,521 Purchase commitments - short 116,005,277 88,688,150 (1,560,813) 153,755 (1,407,058) (1,234,071) Shares 9,716,476 9,159,058 (183,972) (97,929) (281,901) (655,143) Commodities 316,886 278,051 (9,056) 6,176 (2,880) (20,097) Interest 69,934,131 51,475,685 (143,534) 95,217 (48,317) (86,555) Foreign currency 36,037,784 27,775,356 (1,224,251) 150,291 (1,073,960) (472,276) Commitments to sell - short position 499,741,490 776,769,800 (1,854,131) (664,094) (2,518,225) (1,556,655) Shares 8,898,497 10,240,744 (245,800) (503,112) (748,912) (294,176) Commodities 192,190 222,029 (6,290) (1,831) (8,121) (4,360) Interest 448,029,476 742,472,476 (527,826) (497,092) (1,024,918) (813,112) Foreign currency 42,621,327 23,834,551 (1,074,215) 337,941 (736,274) (445,007) 2,332,540 9,929,081 1,313,849 2,072 1,315,921 729,510 Forward contracts Purchases receivable 405,925 1,628,929 405,777 (224) 405,553 1,644,308 Shares 26,454 24 26,454 (251) 26,203 25 Interest 379,471 1,628,905 379,323 27 379,350 1,644,283 Purchases payable - - (381,490) - (381,490) (1,644,259) Shares - - (2,167) - (2,167) (24) Interest - - (379,323) - (379,323) (1,644,235) Sales receivable 1,307,190 737,424 1,337,030 2,047 1,339,077 5,050,309 Shares 1,307,190 737,424 1,291,733 2,047 1,293,780 730,408 Interest - - 45,297 - 45,297 4,319,901 Sales deliverable 619,425 7,562,728 (47,468) 249 (47,219) (4,320,848) Shares 2,171 50 (2,171) 3 (2,168) (49) Interest 44,916 4,301,865 (45,297) 246 (45,051) (4,320,540) Foreign currency 572,338 3,260,813 - - - (259) Credit derivatives 8,323,578 10,110,254 (243,127) 222,128 (20,999) 79,540 Asset position 3,824,799 5,831,392 (86,375) 205,223 118,848 137,653 Shares 1,576,176 1,954,946 (43,729) 134,250 90,521 91,739 Interest 2,248,623 3,876,446 (42,646) 70,973 28,327 45,914 Liability position 4,498,779 4,278,862 (156,752) 16,905 (139,847) (58,113) Shares 1,316,231 768,776 (55,323) (13,988) (69,311) (16,716) Interest 3,182,548 3,510,086 (101,429) 30,893 (70,536) (41,397) NDF - Non Deliverable Forward 225,355,054 252,627,585 99,279 228,809 328,088 (795,088) Asset position 122,494,982 119,312,353 3,377,930 333,917 3,711,847 2,949,671 Commodities 167,144 80,956 16,149 1,267 17,416 6,208 Foreign currency 122,327,838 119,231,397 3,361,781 332,650 3,694,431 2,943,463 Liability position 102,860,072 133,315,232 (3,278,651) (105,108) (3,383,759) (3,744,759) Commodities 96,028 174,535 (5,541) 863 (4,678) (13,755) Foreign currency 102,764,044 133,140,697 (3,273,110) (105,971) (3,379,081) (3,731,004) Target flow of swap 1,333,282 954,781 (71,248) (47,247) (118,495) (53,747) Asset position 114,532 513,781 6,889 37,081 43,970 68,131 Interest 114,532 - 1,731 20,855 22,586 - Foreign currency - 513,781 5,158 16,226 21,384 68,131 Liability position 1,218,750 441,000 (78,137) (84,328) (162,465) (121,878) Interest 1,218,750 441,000 (16,697) (6,682) (23,379) (121,878) Foreign currency - - (61,440) (77,646) (139,086) - Other derivative financial instruments 5,502,654 4,675,373 196,430 214,294 410,724 41,760 Asset position 4,425,622 2,693,917 215,450 286,435 501,885 125,547 Shares 346,718 416,305 2,218 9,693 11,911 28,674 Interest 4,073,906 2,151,352 213,363 64,623 277,986 94,060 Foreign currency 4,998 126,260 (131) 212,119 211,988 2,813 1,077,032 1,981,456 (19,020) (72,141) (91,161) (83,787) Liability position Shares 910,848 1,621,567 (15,806) (42,050) (57,856) (77,834) Interest 158,434 330,282 (2,230) (20,377) (22,607) (4,293) Foreign currency 7,750 29,607 (984) (9,714) (10,698) (1,660) Assets 15,260,867 8,200,497 23,461,364 22,656,494 Liabilities (18,826,670) (8,658,195) (27,484,865) (26,452,616) Total (3,565,803) (457,698) (4,023,501) (3,796,122) Derivative contracts mature as follows (in days): Memorandum account/notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 12/31/2017 Futures 217,179,611 193,636,109 33,968,992 140,590,169 585,374,881 607,500,661 Swaps 70,403,289 96,912,983 96,089,578 676,104,340 939,510,190 837,299,060 Options 595,516,594 130,782,234 329,833,524 207,734,169 1,263,866,521 1,847,573,186 Forwards (onshore) 1,411,885 835,204 85,221 230 2,332,540 9,929,081 Credit derivatives - 1,187,897 679,551 6,456,130 8,323,578 10,110,254 NDF - Non Deliverable Forward 76,031,612 102,024,246 30,211,957 17,087,239 225,355,054 252,627,585 Target flow of swap - 114,532 - 1,218,750 1,333,282 954,781 Other derivative financial instruments 12,496 416,899 371,113 4,702,146 5,502,654 4,675,373 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.18

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2018							
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	**480,291,719**	**20,209,499**	**1,106,428,635**	**1,903,814**	**-**	**47,627,586**	**-**	**-**
Overt-the-counter market	**105,083,162**	**919,300,691**	**157,437,886**	**428,726**	**8,323,578**	**177,727,468**	**1,333,282**	**5,502,654**
Financial institutions	104,297,286	702,846,976	110,859,755	-	7,741,583	103,172,758	-	3,601,359
Companies	785,876	150,639,473	46,126,905	428,726	581,995	73,811,020	1,333,282	1,901,295
Individuals	-	65,814,242	451,226	-	-	743,690	-	-
Total	**585,374,881**	**939,510,190**	**1,263,866,521**	**2,332,540**	**8,323,578**	**225,355,054**	**1,333,282**	**5,502,654**
Total – 12/31/2017	**607,500,661**	**837,299,060**	**1,847,573,186**	**9,929,081**	**10,110,254**	**252,627,585**	**954,781**	**4,675,373**

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	12/31/2018			12/31/2017		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(6,852,704)	1,470,874	(5,381,830)	(6,416,313)	3,693,941	(2,722,372)
Total	**(6,852,704)**	**1,470,874**	**(5,381,830)**	**(6,416,313)**	**3,693,941**	**(2,722,372)**

The effect on the reference equity (Note 17) was R$ 46,316 (R$ 46,396 at 12/31/2017).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.19

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
LIBOR/ UF*/ TPM* / Selic and foreign exchange rate*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2018					
					Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	32,114,131	(1,818,903)	(3,254,137)	33,425,154	(1,833,872)
Hedge of assets transactions	7,866,056	-	136,073	136,073	8,003,039	136,073
Hedge of asset-backed securities under repurchase agreements	36,667,834	-	353,457	353,457	38,013,034	359,421
Hedge of UF - denominated assets	13,247,370	-	26,432	26,432	13,220,938	22,598
Hedge of funding	-	3,200,348	77,941	85,667	3,104,801	81,695
Hedge of loan operations	274,094	-	5,726	5,726	268,368	7,234
Foreign exchange risk						
Hedge of highly probable forecast transactions	71,156	-	5,251	5,251	71,156	5,251
Variable costs risks						
Hedge of highly probable forecast transactions	18,792,559	-	(113,036)	(113,036)	18,792,558	(113,036)
Total	**76,919,069**	**35,314,479**	**(1,327,059)**	**(2,754,567)**	**114,899,048**	**(1,334,636)**

Strategies	12/31/2017					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	70,663,298	(3,595,979)	(3,595,979)	69,253,139	(3,598,114)
Hedge of assets transactions	23,489,527	-	429,349	429,349	23,919,178	429,355
Hedge of asset-backed securities under repurchase agreements	31,099,006	-	672,321	672,321	31,855,096	674,696
Hedge of UF - denominated assets	15,227,170	-	(28,191)	(28,191)	15,227,170	(22,093)
Hedge of funding	-	6,444,407	(16,344)	(16,344)	6,444,407	(15,668)
Hedge of loan operations	1,123,646	-	13,693	13,693	1,123,646	13,909
Foreign exchange risk						
Hedge of highly probable forecast transactions	218,879	-	(4,718)	(4,718)	232,167	(4,718)
Total	**71,158,228**	**77,107,705**	**(2,529,869)**	**(2,529,869)**	**148,054,803**	**(2,522,633)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.20

Hedge Instruments	12/31/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	79,441,227	255,949	20,541	(1,338,378)	(1,329,373)	(9,005)	-
Interest rate Swap	16,594,107	3,023,106	13,519,138	111,527	110,099	1,428	-
Foreign exchange risk [4]							
DDI Future	18,798,252	53,939	-	(112,536)	(112,536)	-	-
Option	65,462	9,083	-	4,751	4,751	-	-
Total	**114,899,048**	**3,342,077**	**13,539,679**	**(1,334,636)**	**(1,327,059)**	**(7,577)**	

Hedge Instruments	12/31/2017						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	125,027,413	13,151	31,957	(2,494,063)	(2,494,309)	245	-
Interest rate Swap	22,795,223	36,002	15,668	(23,852)	(30,842)	6,991	-
Foreign exchange risk [4]							
Option	232,167	4,718	-	(4,718)	(4,718)	-	-
Total	**148,054,803**	**53,871**	**47,625**	**(2,522,633)**	**(2,529,869)**	**7,236**	**-**

(1) Recorded under heading Derivative financial instruments.
(2) Recorded under heading Asset Valuation Adjustments.
(3) DI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,760,220) (R$ (1,907,845) at 12/31/2017). In the period ended 12/31/2018 was recognized amount of R$ (570,298) in result.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.21

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO PRUDENTIAL consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

Strategies	12/31/2018						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income [*]
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,065,865	-	7,119,014	-	53,148	7,065,865	(54,339)
Hedge of funding	-	9,123,952	-	9,080,691	(43,261)	9,123,952	43,260
Hedge of available-for-sale securities	9,386,420	-	9,672,283	-	285,864	9,456,528	(274,994)
Total	**16,452,285**	**9,123,952**	**16,791,297**	**9,080,691**	**295,751**	**25,646,345**	**(286,073)**

Strategies	12/31/2017						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income [*]
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	5,976,642	-	5,926,947	-	(49,695)	5,976,642	51,950
Hedge of funding	-	12,156,582	-	12,264,173	107,591	12,156,582	(113,877)
Hedge of syndicated loan	-	794,221	-	793,885	(336)	794,221	435
Hedge of available-for-sale securities	482,415	-	449,681	-	(32,734)	482,415	34,418
Total	**6,459,057**	**12,950,803**	**6,376,628**	**13,058,058**	**24,826**	**19,409,860**	**(27,074)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.22

Hedge Instruments	12/31/2018				
	Nominal Value	Book value (*)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	20,691,541	85,680	145,311	(59,631)	9,694
Others Derivatives	4,954,804	-	5,181,246	(226,442)	(16)
Total	**25,646,345**	**85,680**	**5,326,557**	**(286,073)**	**9,678**

Hedge Instruments	12/31/2017				
	Nominal Value	Book value (*)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	19,409,860	86,368	113,443	(27,074)	(2,248)
Total	**19,409,860**	**86,368**	**113,443**	**(27,074)**	**(2,248)**

(*) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.23

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2018					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,820,034	(3,064,444)	(3,064,444)	12,549,847	(3,190,943)
Total	**-**	**14,820,034**	**(3,064,444)**	**(3,064,444)**	**12,549,847**	**(3,190,943)**

Strategies	12/31/2017					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	13,074,449	(1,375,790)	(1,375,790)	10,562,047	(1,502,289)
Total	**-**	**13,074,449**	**(1,375,790)**	**(1,375,790)**	**10,562,047**	**(1,502,289)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.24

Hedge Instruments	12/31/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,990,005	-	112,983	(4,087,302)	(3,996,140)	(91,162)	-
Forward	(1,470,385)	1,059,165	-	55,244	64,742	(9,498)	-
NDF - Non Deliverable Forward	(13,166,308)	253,969	-	746,396	772,235	(25,839)	-
Financial Assets	(803,465)	803,465	-	94,719	94,719	-	-
Total	**12,549,847**	**2,116,599**	**112,983**	**(3,190,943)**	**(3,064,444)**	**(126,499)**	**-**

Hedge Instruments	12/31/2017						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	23,641,449	48,622	-	(421,840)	(330,678)	(91,162)	-
Forward	(1,065,031)	1,050,035	-	(69,837)	(60,339)	(9,498)	-
NDF - Non Deliverable Forward	(11,473,807)	-	356,654	(927,176)	(901,337)	(25,839)	-
Financial Assets	(540,564)	540,564	-	(83,436)	(83,436)	-	-
Total	**10,562,047**	**1,639,221**	**356,654**	**(1,502,289)**	**(1,375,790)**	**(126,499)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.25

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	14,366,844	5,401,361	3,894,329	-	5,896,661	3,865,959	-	**33,425,154**
Hedge of highly probable anticipated transactions	71,156	18,792,558	-	-	-	-	-	**18,863,714**
Hedge of assets transactions	6,345,876	-	1,657,163	-	-	-	-	**8,003,039**
Hedge of assets denominated in UF	12,240,520	924,722	55,696	-	-	-	-	**13,220,938**
Hedge of funding (Cash flow)	2,873,893	-	-	-	-	230,908	-	**3,104,801**
Hedge of loan operations (Cash flow)	-	27,955	162,139	78,274	-	-	-	**268,368**
Hedge of loan operations (Market risk)	293,174	1,416,276	1,793,289	1,379,196	375,026	821,215	987,689	**7,065,865**
Hedge of funding (Market risk)	1,590,017	297,400	154,120	391,370	377,489	3,970,927	2,342,629	**9,123,952**
Hedge of available-for-sale securities	4,242,147	172,726	2,481,738	72,171	876,857	1,206,657	404,232	**9,456,528**
Asset-backed securities under repurchase agreements	26,943,094	5,837,628	1,517,428	-	3,714,884	-	-	**38,013,034**
Hedge of net investment in foreign operations (*)	12,549,847	-	-	-	-	-	-	**12,549,847**
Total	**81,516,568**	**32,870,626**	**11,715,902**	**1,921,011**	**11,240,917**	**10,095,666**	**3,734,550**	**153,095,240**

Strategies	12/31/2017							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	35,973,635	12,229,910	6,985,466	12,403,273	-	1,660,855	-	**69,253,139**
Hedge of highly probable anticipated transactions	162,309	69,858	-	-	-	-	-	**232,167**
Hedge of assets transactions	16,725,587	5,940,862	-	1,252,729	-	-	-	**23,919,178**
Hedge of assets denominated in UF	12,352,296	2,822,005	-	52,869	-	-	-	**15,227,170**
Hedge of funding (Cash flow)	1,645,816	748,636	1,026,886	884,262	525,283	1,613,524	-	**6,444,407**
Hedge of loan operations (Cash flow)	-	-	26,910	156,078	75,348	865,310	-	**1,123,646**
Hedge of loan operations (Market risk)	268,321	143,027	628,188	1,501,716	1,334,664	642,213	1,458,513	**5,976,642**
Hedge of syndicated loan (Market risk)	794,221	-	-	-	-	-	-	**794,221**
Hedge of funding (Market risk)	2,399,309	3,669,286	799,462	217,004	347,472	2,099,107	2,624,942	**12,156,582**
Hedge of available-for-sale securities	-	-	222,909	-	-	259,506	-	**482,415**
Asset-backed securities under repurchase agreements	250,600	25,208,848	3,956,763	1,349,092	-	1,089,793	-	**31,855,096**
Hedge of net investment in foreign operations (*)	10,562,047	-	-	-	-	-	-	**10,562,047**
Total	**81,134,141**	**50,832,432**	**13,646,584**	**17,817,023**	**2,282,767**	**8,230,308**	**4,083,455**	**178,026,710**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.26

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management's quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	12/31/2018 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(193)	(18,277)	(56,547)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	30	(8,951)	(31,199)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,011)	(185,534)	(451,602)
Price Index Linked	Interest of Inflation coupon	(494)	(19,537)	(41,174)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	540	(23,026)	45,451
Other	Exposures that do not fall under the definitions above	(1)	(2,542)	(8,098)
TOTAL		**(5,129)**	**(257,867)**	**(543,170)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2018 (*)		
		Scenarios		
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(7,890)	(1,288,888)	(2,549,552)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,595)	(245,169)	(477,881)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,253)	(197,489)	(473,899)
Price Index Linked	Interest of Inflation coupon	(2,650)	(228,519)	(418,378)
TR	TR Linked Interest Rates	207	(31,924)	(66,204)
Equities	Prices of Equities	2,801	(79,546)	(67,589)
Other	Exposures that do not fall under the definitions above	63	6,282	11,175
TOTAL		**(14,317)**	**(2,065,253)**	**(4,042,328)**

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

- **Scenario I**: Addition of 1 base point to the fixed interest rate, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.27

Note 6 - Loan, lease and other credit operations a) Composition of the portfolio with credit granting characteristics I – By type of operations and risk level 12/31/2018 12/31/2017 Risk levels AA A B C D E F G H Total Total Loan operations 224,121,979 1 08,717,199 4 9,491,397 18,295,963 8 ,801,536 4 ,742,726 4 ,255,670 5 ,568,357 11,132,605 4 35,127,432 4 07,642,734 Loans and discounted trade receivables 9 3,068,015 88,539,328 3 6,647,432 1 5,120,818 7 ,483,218 3 ,573,051 3,025,695 3 ,526,229 9 ,184,723 2 60,168,509 2 42,986,501 Financing 5 6,784,075 1 3,372,767 1 0,322,388 2,111,362 728,766 823,252 5 64,987 1 ,745,227 1,194,759 8 7,647,583 8 0,855,445 Farming and agribusiness financing 7 ,461,534 8 62,905 4 32,869 71,057 7 9,980 5 4,080 490 1,163 25,402 8 ,989,480 8,710,216 Real estate financing 66,808,355 5,942,199 2 ,088,708 992,726 5 09,572 292,343 664,498 295,738 7 27,721 7 8,321,860 7 5,090,572 Lease operations 1,627,447 4 ,068,573 1,116,042 2 91,831 114,802 4 9,040 1 36,356 36,550 1 11,878 7,552,519 7,725,869 Credit card operations 2 86,979 7 1,984,550 3 ,210,021 2 ,624,404 1 ,155,578 6 51,936 6 23,505 502,367 3 ,145,185 8 4,184,525 72,851,205 (1) Advance on exchange contracts 2,489,773 625,940 480,243 84,089 84,891 8 ,972 33,168 1 6,119 32,493 3,855,688 4 ,181,813 (2) Other sundry receivables 6 ,950 472,130 247 32,346 1,488 131 990,865 5,373 253,872 1,763,402 1 ,195,974 Total operations with credit granting characteristics 228,533,128 1 85,868,392 54,297,950 2 1,328,633 10,158,295 5 ,452,805 6 ,039,564 6 ,128,766 1 4,676,033 5 32,483,566 493,597,595 (3) - - - - - - - - - 66,223,843 70,661,924 Financial Guarantees Provided Total with Financial Guarantees Provided 228,533,128 1 85,868,392 5 4,297,950 21,328,633 10,158,295 5 ,452,805 6 ,039,564 6,128,766 14,676,033 5 98,707,409 5 64,259,519 Total – 12/31/2017 2 12,093,918 1 73,646,014 4 2,848,737 1 9,648,177 10,798,550 7 ,016,025 7,164,796 6 ,117,644 1 4,263,734 493,597,595 (1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a); (2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided; (3) Recorded in Memorandum Accounts. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.28 Note 6 - Loan, lease and other credit operations a) Composition of the portfolio with credit granting characteristics I – By type of operations and risk level 12/31/2018 12/31/2017 Risk levels AA A B C D E F G H Total Total Loan operations 224,121,979 1 08,717,199 4 9,491,397 18,295,963 8 ,801,536 4 ,742,726 4 ,255,670 5 ,568,357 11,132,605 4 35,127,432 4 07,642,734 Loans and discounted trade receivables 9 3,068,015 88,539,328 3 6,647,432 1 5,120,818 7 ,483,218 3 ,573,051 3,025,695 3 ,526,229 9 ,184,723 2 60,168,509 2 42,986,501 Financing 5 6,784,075 1 3,372,767 1 0,322,388 2,111,362 728,766 823,252 5 64,987 1 ,745,227 1,194,759 8 7,647,583 8 0,855,445 Farming and agribusiness financing 7 ,461,534 8 62,905 4 32,869 71,057 7 9,980 5 4,080 490 1,163 25,402 8 ,989,480 8,710,216 Real estate financing 66,808,355 5,942,199 2 ,088,708 992,726 5 09,572 292,343 664,498 295,738 7 27,721 7 8,321,860 7 5,090,572 Lease operations 1,627,447 4 ,068,573 1,116,042 2 91,831 114,802 4 9,040 1 36,356 36,550 1 11,878 7,552,519 7,725,869 Credit card operations 2 86,979 7 1,984,550 3 ,210,021 2 ,624,404 1 ,155,578 6 51,936 6 23,505 502,367 3 ,145,185 8 4,184,525 72,851,205 (1) Advance on exchange contracts 2,489,773 625,940 480,243 84,089 84,891 8 ,972 33,168 1 6,119 32,493 3,855,688 4 ,181,813 (2) Other sundry receivables 6 ,950 472,130 247 32,346 1,488 131 990,865 5,373 253,872 1,763,402 1 ,195,974 Total operations with credit granting characteristics 228,533,128 1 85,868,392 54,297,950 2 1,328,633 10,158,295 5 ,452,805 6 ,039,564 6 ,128,766 1 4,676,033 5 32,483,566 493,597,595 (3) - - - - - - - - - 66,223,843 70,661,924 Financial Guarantees Provided Total with Financial Guarantees Provided 228,533,128 1 85,868,392 5 4,297,950 21,328,633 10,158,295 5 ,452,805 6 ,039,564 6,128,766 14,676,033 5 98,707,409 5 64,259,519 Total – 12/31/2017 2 12,093,918 1 73,646,014 4 2,848,737 1 9,648,177 10,798,550 7 ,016,025 7,164,796 6 ,117,644 1 4,263,734 493,597,595 (1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a); (2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided; (3) Recorded in Memorandum Accounts. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.28

II – By maturity and risk level 12/31/2018 12/31/2017 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1,763,849 1 ,653,618 1,330,256 1,017,472 1,427,989 1,470,430 3,619,416 12,283,030 12,918,075 01 to 30 - - 57,478 67,884 5 5,151 4 4,998 42,804 1 70,421 1 73,255 611,991 466,490 31 to 60 - - 50,566 61,371 48,988 38,706 37,734 4 4,744 152,157 434,266 4 22,061 61 to 90 - - 4 5,178 5 2,973 4 4,009 3 4,446 32,436 3 1,105 132,907 3 73,054 417,285 91 to 180 - - 1 27,491 150,501 1 26,489 96,268 101,306 102,822 395,292 1,100,169 1 ,123,273 181 to 365 - - 2 45,641 246,796 219,898 176,656 1 86,770 185,652 709,677 1 ,971,090 2,138,790 Over 365 - - 1,237,495 1,074,093 8 35,721 6 26,398 1 ,026,939 935,686 2,056,128 7,792,460 8,350,176 Overdue installments - - 783,151 1 ,018,016 1 ,061,561 9 81,605 1,111,193 1 ,215,382 7,199,229 13,370,137 1 3,670,354 01 to 14 - - 8 ,398 3 6,956 27,211 2 1,954 20,524 1 8,433 125,931 2 59,407 2 89,657 15 to 30 - - 5 44,692 9 4,580 9 2,997 71,715 4 8,243 45,007 1 51,877 1 ,049,111 1,306,511 31 to 60 - - 230,061 738,957 168,862 1 14,843 1 17,172 90,854 5 10,922 1 ,971,671 2 ,342,149 61 to 90 - - - 115,995 661,879 142,779 162,394 119,408 848,873 2 ,051,328 2 ,097,179 91 to 180 - - - 3 1,528 1 10,612 579,130 7 20,401 853,573 1 ,082,750 3 ,377,994 3,272,856 181 to 365 - - - - - 5 1,184 42,459 8 8,107 4,079,060 4,260,810 4,181,837 Over 365 - - - - - - - - 399,816 399,816 180,165 Subtotal (a) - - 2 ,547,000 2 ,671,634 2,391,817 1,999,077 2 ,539,182 2,685,812 10,818,645 2 5,653,167 2 6,588,429 Specific allowance (b) - - (25,470) (80,149) (239,182) (599,723) (1,269,591) (1,880,068) (10,818,645) (14,912,828) (14,747,910) Subtotal - 12/31/2017 - - 2 ,934,155 2,802,406 2 ,406,460 2,260,828 3 ,457,195 2,467,937 1 0,259,448 26,588,429 Non-overdue operations Falling due installments 2 27,629,961 184,438,235 51,206,193 1 8,471,401 7 ,635,460 3,404,214 3 ,430,880 3 ,421,412 3,749,322 503,387,078 463,057,416 01 to 30 17,364,506 4 1,577,971 8 ,597,001 3,264,549 1 ,106,487 328,926 302,208 262,166 461,886 7 3,265,700 6 7,223,622 31 to 60 19,108,090 1 9,524,197 3 ,548,865 1 ,217,942 606,224 1 67,771 1 17,236 2 12,155 241,054 4 4,743,534 37,244,318 61 to 90 9 ,345,111 12,019,515 2 ,339,765 773,385 318,722 1 12,944 1 08,218 46,348 159,550 25,223,558 21,625,598 91 to 180 25,420,746 24,806,779 6,009,637 2 ,052,223 6 23,420 358,280 2 39,334 354,802 5 88,339 6 0,453,560 51,682,524 181 to 365 2 6,133,369 25,033,883 7,479,285 2,734,450 976,660 421,230 441,991 3 68,710 521,914 64,111,492 61,139,844 Over 365 130,258,139 61,475,890 23,231,640 8,428,852 4 ,003,947 2,015,063 2 ,221,893 2,177,231 1,776,579 2 35,589,234 224,141,510 Overdue up to 14 days 903,167 1,430,157 5 44,757 1 85,598 131,018 4 9,514 69,502 21,542 1 08,066 3 ,443,321 3,951,750 Subtotal (c) 2 28,533,128 185,868,392 5 1,750,950 1 8,656,999 7 ,766,478 3,453,728 3,500,382 3 ,442,954 3 ,857,388 506,830,399 4 67,009,166 Generic allowance (d) - (929,342) (517,510) (559,710) (776,648) (1,036,118) (1,750,191) (2,410,068) (3,857,388) (11,836,975) (12,451,399) Subtotal - 12/31/2017 2 12,093,918 1 73,646,014 3 9,914,582 16,845,771 8 ,392,090 4 ,755,197 3 ,707,601 3,649,707 4,004,286 4 67,009,166 Portfolio total (a + c) 2 28,533,128 1 85,868,392 54,297,950 21,328,633 1 0,158,295 5 ,452,805 6,039,564 6,128,766 1 4,676,033 532,483,566 4 93,597,595 Existing allowance - (929,342) (542,980) (639,859) (1,015,830) (3,153,781) (6,038,961) (6,128,153) (14,676,033) (34,260,632) (37,309,465) Minimum required (b + d) - (929,342) (542,980) (639,859) (1,015,830) (1,635,842) (3,019,782) (4,290,136) (14,676,033) (26,749,803) (27,199,309) Additional - - - - - (1,517,939) (3,019,179) (1,838,017) - (7,510,829) (10,110,156) (3) Financial Guarantees - - - - - - - - - (1,135,694) (1,949,644) (4) Additional - - - - - (1,517,939) (3,019,179) (1,838,017) - (6,375,135) (8,160,512) Portfolio total at 12/31/2017 2 12,093,918 1 73,646,014 42,848,737 1 9,648,177 1 0,798,550 7 ,016,025 7,164,796 6 ,117,644 14,263,734 493,597,595 Existing allowance at 12/31/2017 - (868,230) (428,488) (589,445) (1,079,855) (4,848,956) (7,164,080) (6,117,033) (14,263,734) (37,309,465) Minimum required - (868,230) (428,488) (589,445) (1,079,855) (2,104,808) (3,582,398) (4,282,351) (14,263,734) (27,199,309) Additional - - - - - (2,744,148) (3,581,682) (1,834,682) - (10,110,156) (3) Financial Guarantees - - - - - - - - - (1,949,644) (4) Additional - - - - - (2,744,148) (3,581,682) (1,834,682) - (8,160,512) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 19,184,803 (R$ 19,104,845 at 12/31/2017); (3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet; (4) Related to expected and potential loss. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.29 II – By maturity and risk level 12/31/2018 12/31/2017 AA A B C D E F G H Total Total (1) (2) Overdue Operations Falling due installments - - 1,763,849 1 ,653,618 1,330,256 1,017,472 1,427,989 1,470,430 3,619,416 12,283,030 12,918,075 01 to 30 - - 57,478 67,884 5 5,151 4 4,998 42,804 1 70,421 1 73,255 611,991 466,490 31 to 60 - - 50,566 61,371 48,988 38,706 37,734 4 4,744 152,157 434,266 4 22,061 61 to 90 - - 4 5,178 5 2,973 4 4,009 3 4,446 32,436 3 1,105 132,907 3 73,054 417,285 91 to 180 - - 1 27,491 150,501 1 26,489 96,268 101,306 102,822 395,292 1,100,169 1 ,123,273 181 to 365 - - 2 45,641 246,796 219,898 176,656 1 86,770 185,652 709,677 1 ,971,090 2,138,790 Over 365 - - 1,237,495 1,074,093 8 35,721 6 26,398 1 ,026,939 935,686 2,056,128 7,792,460 8,350,176 Overdue installments - - 783,151 1 ,018,016 1 ,061,561 9 81,605 1,111,193 1 ,215,382 7,199,229 13,370,137 1 3,670,354 01 to 14 - - 8 ,398 3 6,956 27,211 2 1,954 20,524 1 8,433 125,931 2 59,407 2 89,657 15 to 30 - - 5 44,692 9 4,580 9 2,997 71,715 4 8,243 45,007 1 51,877 1 ,049,111 1,306,511 31 to 60 - - 230,061 738,957 168,862 1 14,843 1 17,172 90,854 5 10,922 1 ,971,671 2 ,342,149 61 to 90 - - - 115,995 661,879 142,779 162,394 119,408 848,873 2 ,051,328 2 ,097,179 91 to 180 - - - 3 1,528 1 10,612 579,130 7 20,401 853,573 1 ,082,750 3 ,377,994 3,272,856 181 to 365 - - - - - 5 1,184 42,459 8 8,107 4,079,060 4,260,810 4,181,837 Over 365 - - - - - - - - 399,816 399,816 180,165 Subtotal (a) - - 2 ,547,000 2 ,671,634 2,391,817 1,999,077 2 ,539,182 2,685,812 10,818,645 2 5,653,167 2 6,588,429 Specific allowance (b) - - (25,470) (80,149) (239,182) (599,723) (1,269,591) (1,880,068) (10,818,645) (14,912,828) (14,747,910) Subtotal - 12/31/2017 - - 2 ,934,155 2,802,406 2 ,406,460 2,260,828 3 ,457,195 2,467,937 1 0,259,448 26,588,429 Non-overdue operations Falling due installments 2 27,629,961 184,438,235 51,206,193 1 8,471,401 7 ,635,460 3,404,214 3 ,430,880 3 ,421,412 3,749,322 503,387,078 463,057,416 01 to 30 17,364,506 4 1,577,971 8 ,597,001 3,264,549 1 ,106,487 328,926 302,208 262,166 461,886 7 3,265,700 6 7,223,622 31 to 60 19,108,090 1 9,524,197 3 ,548,865 1 ,217,942 606,224 1 67,771 1 17,236 2 12,155 241,054 4 4,743,534 37,244,318 61 to 90 9 ,345,111 12,019,515 2 ,339,765 773,385 318,722 1 12,944 1 08,218 46,348 159,550 25,223,558 21,625,598 91 to 180 25,420,746 24,806,779 6,009,637 2 ,052,223 6 23,420 358,280 2 39,334 354,802 5 88,339 6 0,453,560 51,682,524 181 to 365 2 6,133,369 25,033,883 7,479,285 2,734,450 976,660 421,230 441,991 3 68,710 521,914 64,111,492 61,139,844 Over 365 130,258,139 61,475,890 23,231,640 8,428,852 4 ,003,947 2,015,063 2 ,221,893 2,177,231 1,776,579 2 35,589,234 224,141,510 Overdue up to 14 days 903,167 1,430,157 5 44,757 1 85,598 131,018 4 9,514 69,502 21,542 1 08,066 3 ,443,321 3,951,750 Subtotal (c) 2 28,533,128 185,868,392 5 1,750,950 1 8,656,999 7 ,766,478 3,453,728 3,500,382 3 ,442,954 3 ,857,388 506,830,399 4 67,009,166 Generic allowance (d) - (929,342) (517,510) (559,710) (776,648) (1,036,118) (1,750,191) (2,410,068) (3,857,388) (11,836,975) (12,451,399) Subtotal - 12/31/2017 2 12,093,918 1 73,646,014 3 9,914,582 16,845,771 8 ,392,090 4 ,755,197 3 ,707,601 3,649,707 4,004,286 4 67,009,166 Portfolio total (a + c) 2 28,533,128 1 85,868,392 54,297,950 21,328,633 1 0,158,295 5 ,452,805 6,039,564 6,128,766 1 4,676,033 532,483,566 4 93,597,595 Existing allowance - (929,342) (542,980) (639,859) (1,015,830) (3,153,781) (6,038,961) (6,128,153) (14,676,033) (34,260,632) (37,309,465) Minimum required (b + d) - (929,342) (542,980) (639,859) (1,015,830) (1,635,842) (3,019,782) (4,290,136) (14,676,033) (26,749,803) (27,199,309) Additional - - - - - (1,517,939) (3,019,179) (1,838,017) - (7,510,829) (10,110,156) (3) Financial Guarantees - - - - - - - - - (1,135,694) (1,949,644) (4) Additional - - - - - (1,517,939) (3,019,179) (1,838,017) - (6,375,135) (8,160,512) Portfolio total at 12/31/2017 2 12,093,918 1 73,646,014 42,848,737 1 9,648,177 1 0,798,550 7 ,016,025 7,164,796 6 ,117,644 14,263,734 493,597,595 Existing allowance at 12/31/2017 - (868,230) (428,488) (589,445) (1,079,855) (4,848,956) (7,164,080) (6,117,033) (14,263,734) (37,309,465) Minimum required - (868,230) (428,488) (589,445) (1,079,855) (2,104,808) (3,582,398) (4,282,351) (14,263,734) (27,199,309) Additional - - - - - (2,744,148) (3,581,682) (1,834,682) - (10,110,156) (3) Financial Guarantees - - - - - - - - - (1,949,644) (4) Additional - - - - - (2,744,148) (3,581,682) (1,834,682) - (8,160,512) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy; (2) The balance of non-accrual operations amounts to R$ 19,184,803 (R$ 19,104,845 at 12/31/2017); (3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet; (4) Related to expected and potential loss. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.29

III – By business sector 12/31/2018% 12/31/2017 % Public Sector 2,510,631 0.5% 2,366,262 0.5% Private sector 529,972,935 99.5% 491,231,333 99.5% Companies 260,340,145 48.9% 247,102,807 50.0% Individuals 269,632,790 50.6% 244,128,526 49.5% Grand total 532,483,566 100.0% 493,597,595 100.0% IV - Financial guarantees provided by type 12/31/2018 12/31/2017 Type of guarantees Portfolio Provision Portfolio Provision Endorsements or sureties pledged in legal and administrative tax proceedings 33,898,145 (453,250) 36,157,228 (901,225) Sundry bank guarantees 20,602,855 (5 38,071) 24,872,713 (855,078) Other financial guarantees provided 6,850,411 (89,838) 4,647,823 (123,071) Tied to the distribution of marketable securities via a Public Offering 40,000 (5 3) 291,600 (52) Restricted to bids, auctions, service provision or execution of works 3,175,398 (1 5,744) 3,931,528 (63,613) Restricted to international trade of goods 1,148,559 (32,182) 613,924 (5,773) Restricted to supply of goods 508,475 (6 ,556) 147,108 (832) Total 66,223,843 (1,135,694) 70,661,924 (1,949,644) b) Credit concentration 12/31/2018 12/31/2017 (*) Loan, lease and other credit operations % of % of Risk Risk total total Largest debtor 5,192,544 0.9 4,079,032 0.7 10 largest debtors 31,564,115 5.3 28,957,637 5.1 20 largest debtors 47,429,746 7.9 46,312,823 8.2 50 largest debtors 73,355,064 12.3 74,764,354 13.3 100 largest debtors 98,671,905 16.5 101,141,728 17.9 (*) The amounts include financial guarantees provided. 12/31/2018 12/31/2017 Loan, lease and other credit operations and securities of (*) companies and financial institutions % of % of Risk Risk total total Largest debtor 7,675,413 1.1 7,667,580 1.2 10 largest debtors 43,959,326 6.4 39,982,381 6.2 20 largest debtors 68,262,446 10.0 64,826,981 10.1 50 largest debtors 108,644,813 15.9 108,820,520 16.9 100 largest debtors 143,268,771 21.0 144,293,248 22.4 (*) The amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.30 III – By business sector 12/31/2018% 12/31/2017 % Public Sector 2,510,631 0.5% 2,366,262 0.5% Private sector 529,972,935 99.5% 491,231,333 99.5% Companies 260,340,145 48.9% 247,102,807 50.0% Individuals 269,632,790 50.6% 244,128,526 49.5% Grand total 532,483,566 100.0% 493,597,595 100.0% IV - Financial guarantees provided by type 12/31/2018 12/31/2017 Type of guarantees Portfolio Provision Portfolio Provision Endorsements or sureties pledged in legal and administrative tax proceedings 33,898,145 (453,250) 36,157,228 (901,225) Sundry bank guarantees 20,602,855 (5 38,071) 24,872,713 (855,078) Other financial guarantees provided 6,850,411 (89,838) 4,647,823 (123,071) Tied to the distribution of marketable securities via a Public Offering 40,000 (5 3) 291,600 (52) Restricted to bids, auctions, service provision or execution of works 3,175,398 (1 5,744) 3,931,528 (63,613) Restricted to international trade of goods 1,148,559 (32,182) 613,924 (5,773) Restricted to supply of goods 508,475 (6 ,556) 147,108 (832) Total 66,223,843 (1,135,694) 70,661,924 (1,949,644) b) Credit concentration 12/31/2018 12/31/2017 (*) Loan, lease and other credit operations % of % of Risk Risk total total Largest debtor 5,192,544 0.9 4,079,032 0.7 10 largest debtors 31,564,115 5.3 28,957,637 5.1 20 largest debtors 47,429,746 7.9 46,312,823 8.2 50 largest debtors 73,355,064 12.3 74,764,354 13.3 100 largest debtors 98,671,905 16.5 101,141,728 17.9 (*) The amounts include financial guarantees provided. 12/31/2018 12/31/2017 Loan, lease and other credit operations and securities of (*) companies and financial institutions % of % of Risk Risk total total Largest debtor 7,675,413 1.1 7,667,580 1.2 10 largest debtors 43,959,326 6.4 39,982,381 6.2 20 largest debtors 68,262,446 10.0 64,826,981 10.1 50 largest debtors 108,644,813 15.9 108,820,520 16.9 100 largest debtors 143,268,771 21.0 144,293,248 22.4 (*) The amounts include financial guarantees provided. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.30

c) Changes in allowance for loan losses 01/01 to 01/01 to 12/31/2018 12/31/2017 Opening balance (37,309,465) (37,431,102) Adjustments arising from the first-time adoption of Resolution nº. 4,512/16. - (401,640) Balance arising from the acquisition of Citibank operations - (665,725) Net increase for the period (14,501,245) (18,749,556) (17,100,572) (19,480,689) Required by Resolution nº. 2,682/99 Required by Resolution nº. 4,512/16 813,950 (102,559) Additional allowance 1,785,377 833,692 Others - 6,707 Write-Off 17,977,470 19,957,074 Exchange variation (427,392) (25,223) (1) Closing balance (34,260,632) (37,309,465) (26,749,803) (27,199,309) Required by Resolution nº. 2,682/99 (2) Specific (14,912,828) (14,747,910) (3) Generic (11,836,975) (12,451,399) Additional allowance (7,510,829) (10,110,156) (4) For Financial Guarantees Provided required by Resolution nº. 4,512/16 (1,135,694) (1,949,644) (6,375,135) (8,160,512) Additional (1) The allowance for loan losses related to the lease portfolio amounts to: R$ (272,083) (R$ (378,974) at 12/31/2017); (2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy; (3) For operations not covered in the previous item due to the classification of the client or operation; (4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet. At 12/31/2018, the balance of the allowance in relation to the loan portfolio is equivalent to 6.4% (7.6% at 12/31/2017). d) Renegotiated loan operations 12/31/2018 12/31/2017 Allowance for Allowance for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Amended Credit Agreements 2 7,325,739 (11,319,920) 41.4% 26,401,485 (1 0,807,411) 40.9% (2) (10,672,733) 2,704,840 25.3% (9,147,755) 2 ,122,979 23.2% (-) Renegotiated loans overdue up to 30 days (2) 16,653,006 (8,615,080) 51.7% 17,253,730 (8,684,432) 50.3% Renegotiated loans overdue over 30 days (1) The amounts related the Lease Portfolio are: R$ 112,194 (R$ 126,819 at 12/31/2017); (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Over 365 Income Income 0 - 30 31 - 180 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 69,426 1,259,097 8,402,632 9,731,155 6,127,671 1,216,915 258,431 Liabilities - restricted operations on assets 54,066 86,325 9,603,576 9,743,967 6,075,346 (1,220,730) (258,451) Foreign borrowing through securities (3,815) (20) Net revenue from restricted operations At 12/31/2018 and 12/31/2017 there were no balances in default. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.31 c) Changes in allowance for loan losses 01/01 to 01/01 to 12/31/2018 12/31/2017 Opening balance (37,309,465) (37,431,102) Adjustments arising from the first-time adoption of Resolution nº. 4,512/16. - (401,640) Balance arising from the acquisition of Citibank operations - (665,725) Net increase for the period (14,501,245) (18,749,556) (17,100,572) (19,480,689) Required by Resolution nº. 2,682/99 Required by Resolution nº. 4,512/16 813,950 (102,559) Additional allowance 1,785,377 833,692 Others - 6,707 Write-Off 17,977,470 19,957,074 Exchange variation (427,392) (25,223) (1) Closing balance (34,260,632) (37,309,465) (26,749,803) (27,199,309) Required by Resolution nº. 2,682/99 (2) Specific (14,912,828) (14,747,910) (3) Generic (11,836,975) (12,451,399) Additional allowance (7,510,829) (10,110,156) (4) For Financial Guarantees Provided required by Resolution nº. 4,512/16 (1,135,694) (1,949,644) (6,375,135) (8,160,512) Additional (1) The allowance for loan losses related to the lease portfolio amounts to: R$ (272,083) (R$ (378,974) at 12/31/2017); (2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy; (3) For operations not covered in the previous item due to the classification of the client or operation; (4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet. At 12/31/2018, the balance of the allowance in relation to the loan portfolio is equivalent to 6.4% (7.6% at 12/31/2017). d) Renegotiated loan operations 12/31/2018 12/31/2017 Allowance for Allowance for (1) (1) % % Portfolio Portfolio Loan Losses Loan Losses Amended Credit Agreements 2 7,325,739 (11,319,920) 41.4% 26,401,485 (1 0,807,411) 40.9% (2) (10,672,733) 2,704,840 25.3% (9,147,755) 2 ,122,979 23.2% (-) Renegotiated loans overdue up to 30 days (2) 16,653,006 (8,615,080) 51.7% 17,253,730 (8,684,432) 50.3% Renegotiated loans overdue over 30 days (1) The amounts related the Lease Portfolio are: R$ 112,194 (R$ 126,819 at 12/31/2017); (2) Delays determined upon renegotiation. e) Restricted operations on assets See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002. 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Over 365 Income Income 0 - 30 31 - 180 Total Total days (expenses) (expenses) Restricted operations on assets Loan operations 69,426 1,259,097 8,402,632 9,731,155 6,127,671 1,216,915 258,431 Liabilities - restricted operations on assets 54,066 86,325 9,603,576 9,743,967 6,075,346 (1,220,730) (258,451) Foreign borrowing through securities (3,815) (20) Net revenue from restricted operations At 12/31/2018 and 12/31/2017 there were no balances in default. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.31

f) Operations of sale or transfers and acquisitions of financial assets

ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2018				12/31/2017			
	Assets		Liabilities [(1)]		Assets		Liabilities [(1)]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,863,170	1,842,268	1,861,300	1,840,398	2,362,540	2,303,414	2,354,221	2,295,095
Working capital	2,139,753	2,139,753	2,128,077	2,128,077	2,650,606	2,650,606	2,570,017	2,570,017
Other [(2)]	-	-	3,718	3,718	-	-	6,477	6,477
Total	**4,002,923**	**3,982,021**	**3,993,095**	**3,972,193**	**5,013,146**	**4,954,020**	**4,930,715**	**4,871,589**

(1) Under Other sundry liabilities.

(2) Assignment of operations that had already been written down to losses.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 372,209 in the period from January 1 to December 31, 2018 (R$ 392,851 from January 1 to December 31, 2017), net of the Allowance for Loan Losses.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.32

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	249,586,984	37,542,095	22,823,791	161,688,108	471,640,978	405,858,963
Deposits received under securities repurchase agreements	267,052,713	9,712,898	7,755,536	59,102,276	343,623,423	325,798,899
Funds from acceptance and issuance of securities	2,283,036	18,713,095	12,409,721	78,160,070	111,565,922	107,581,024
Borrowing and onlending	5,461,676	18,481,012	24,034,459	19,970,018	67,947,165	63,441,020
Subordinated debt	2,095	317,874	23,205	48,969,550	49,312,724	52,695,875
Total	**524,386,504**	**84,766,974**	**67,046,712**	**367,890,022**	**1,044,090,212**	**955,375,781**
% per maturity term	50.2	8.1	6.5	35.2	100.0	
Total – 12/31/2017	**449,920,249**	**102,080,562**	**76,510,020**	**326,864,950**	**955,375,781**	
% per maturity term	47.1	10.7	8.0	34.2	100.0	

b) Deposits

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**176,538,494**	**37,542,095**	**22,823,791**	**161,688,108**	**398,592,488**	**336,490,167**
Time deposits	37,949,806	36,896,641	22,680,638	161,482,281	259,009,366	214,303,912
Interbanks	136,908,595	-	-	-	136,908,595	120,004,481
Savings accounts	1,680,093	645,454	143,153	205,827	2,674,527	2,181,774
Non-interest bearing deposits	**73,048,490**	**-**	**-**	**-**	**73,048,490**	**69,368,796**
Demand deposits	73,045,763	-	-	-	73,045,763	69,366,205
Other deposits	2,727	-	-	-	2,727	2,591
Total	**249,586,984**	**37,542,095**	**22,823,791**	**161,688,108**	**471,640,978**	**405,858,963**
% per maturity term	52.9	8.0	4.8	34.3	100.0	
Total – 12/31/2017	**217,388,961**	**34,639,386**	**23,244,055**	**130,586,561**	**405,858,963**	
% per maturity term	53.6	8.5	5.7	32.2	100.0	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.33

c) **Deposits received under securities repurchase agreements**

	12/31/2018					12/31/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**61,869,626**	**8,277,484**	**5,343,070**	**6,805,939**	**82,296,119**	**111,270,635**
Government securities	50,933,652	-	-	4,441	50,938,093	43,619,045
Corporate Securities	9,050,801	-	-	-	9,050,801	6,564,059
Own issue	1,831,272	8,180,139	5,144,551	6,646,670	21,802,632	60,694,143
Foreign	53,901	97,345	198,519	154,828	504,593	393,388
Third-party portfolio	**181,694,343**	**-**	**-**	**-**	**181,694,343**	**158,000,043**
Free portfolio	**23,488,744**	**1,435,414**	**2,412,466**	**52,296,337**	**79,632,961**	**56,528,221**
Total	**267,052,713**	**9,712,898**	**7,755,536**	**59,102,276**	**343,623,423**	**325,798,899**
% per maturity term	77.7	2.8	2.3	17.2		
Total – 12/31/2017	**219,592,385**	**16,826,525**	**17,174,540**	**72,205,449**	**325,798,899**	
% per maturity term	67.3	5.2	5.3	22.2		

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018
4.34

d) Funds from acceptance and issuance of securities 12/31/2018 12/31/2017 0-30 31-180 181-365 Over 365 days Total Total Real estate, mortgage, credit and similar notes 1,966,705 15,388,302 7,834,422 41,524,348 66,713,777 61,316,629 Financial bills 2 41,492 5,052,676 3,844,174 28,788,960 37,927,302 27,691,724 Real state credit bills 5 38,691 5,761,077 1 65,480 3,081,241 9 ,546,489 1 8,524,790 Agribusiness credit bills 1 ,186,522 4 ,574,549 3,824,768 8 ,427,251 18,013,090 1 5,100,115 Guaranteed real state notes - - - 1,226,896 1 ,226,896 - Foreign securities 292,325 1,438,874 4,535,736 35,786,905 42,053,840 41,877,119 Brazil risk note programme - 2 77,791 234,886 3,333,516 3 ,846,193 5 ,956,513 Structure note issued 3 6,956 625,913 9 87,891 3 ,431,162 5,081,922 5 ,673,094 Bonds 1 77,553 517,328 3,091,646 2 1,429,526 2 5,216,053 24,581,832 Fixed rate notes - - - 4,985,374 4,985,374 3,119,319 Eurobonds 1 9,346 - 103 1 1,439 30,888 9 ,819 Mortgage notes 13,034 15,004 27,488 228,851 284,377 346,213 Other 45,436 2,838 1 93,722 2 ,367,037 2 ,609,033 2,190,329 (*) 24,006 1 ,885,919 39,563 848,817 2 ,798,305 4,387,276 Structured Operations Certificates Total 2 ,283,036 1 8,713,095 1 2,409,721 78,160,070 1 11,565,922 1 07,581,024 % per maturity term 2.0 16.8 11.1 70.1 100.0 Total – 12/31/2017 6,819,995 23,229,503 18,387,515 59,144,011 1 07,581,024 % per maturity term 6.3 21.6 17.1 55.0 100.0 (*) As of 12/31/2018, the market value of the funding from Structured Operations Certificates issued is R$ 2,902,392 (R$ 4,605,105 at 12/31/2017). Guaranteed Real Estate Notes Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Instrument of LIG Issue”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com- investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG). I – Breakdown of Asset Portfolio The credit portfolio linked to LIGs corresponds to 0.01% of ITAÚ UNIBANCO HOLDING PRUDENTIAL’s total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG). 12/31/2018 Real state loans 1,204,299 Government securities - Brazil 229,471 Total asset portfolio 1,433,770 Liabilities for issue of LIGs 1,226,896 Remuneration of the Fiduciary Agent 128 II - Requirements of asset portfolio 12/31/2018 Breakdown 84.0% Sufficiency Notional amount 116.8% Present value under stress 114.4% Weighted average term Of the asset portfolio 37.4 monthly Of outstandings LIGs 36 monthly Liquidity Net assets 229,471 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.35 d) Funds from acceptance and issuance of securities 12/31/2018 12/31/2017 0-30 31-180 181-365 Over 365 days Total Total Real estate, mortgage, credit and similar notes 1,966,705 15,388,302 7,834,422 41,524,348 66,713,777 61,316,629 Financial bills 2 41,492 5,052,676 3,844,174 28,788,960 37,927,302 27,691,724 Real state credit bills 5 38,691 5,761,077 1 65,480 3,081,241 9 ,546,489 1 8,524,790 Agribusiness credit bills 1 ,186,522 4 ,574,549 3,824,768 8 ,427,251 18,013,090 1 5,100,115 Guaranteed real state notes - - - 1,226,896 1 ,226,896 - Foreign securities 292,325 1,438,874 4,535,736 35,786,905 42,053,840 41,877,119 Brazil risk note programme - 2 77,791 234,886 3,333,516 3 ,846,193 5 ,956,513 Structure note issued 3 6,956 625,913 9 87,891 3 ,431,162 5,081,922 5 ,673,094 Bonds 1 77,553 517,328 3,091,646 2 1,429,526 2 5,216,053 24,581,832 Fixed rate notes - - - 4,985,374 4,985,374 3,119,319 Eurobonds 1 9,346 - 103 1 1,439 30,888 9 ,819 Mortgage notes 13,034 15,004 27,488 228,851 284,377 346,213 Other 45,436 2,838 1 93,722 2 ,367,037 2 ,609,033 2,190,329 (*) 24,006 1 ,885,919 39,563 848,817 2 ,798,305 4,387,276 Structured Operations Certificates Total 2 ,283,036 1 8,713,095 1 2,409,721 78,160,070 1 11,565,922 1 07,581,024 % per maturity term 2.0 16.8 11.1 70.1 100.0 Total – 12/31/2017 6,819,995 23,229,503 18,387,515 59,144,011 1 07,581,024 % per maturity term 6.3 21.6 17.1 55.0 100.0 (*) As of 12/31/2018, the market value of the funding from Structured Operations Certificates issued is R$ 2,902,392 (R$ 4,605,105 at 12/31/2017). Guaranteed Real Estate Notes Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Instrument of LIG Issue”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com- investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG). I – Breakdown of Asset Portfolio The credit portfolio linked to LIGs corresponds to 0.01% of ITAÚ UNIBANCO HOLDING PRUDENTIAL’s total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG). 12/31/2018 Real state loans 1,204,299 Government securities - Brazil 229,471 Total asset portfolio 1,433,770 Liabilities for issue of LIGs 1,226,896 Remuneration of the Fiduciary Agent 128 II - Requirements of asset portfolio 12/31/2018 Breakdown 84.0% Sufficiency Notional amount 116.8% Present value under stress 114.4% Weighted average term Of the asset portfolio 37.4 monthly Of outstandings LIGs 36 monthly Liquidity Net assets 229,471 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.35

e) Borrowing and onlending 12/31/2018 12/31/2017 0-30 31-180 181-365 Over 365 days Total Total Borrowing 4,917,805 16,392,697 21,365,152 7,364,711 50,040,365 39,259,741 Domestic 2,782,252 1,663 2,783,915 2,266,668 (*) Foreign 2,135,553 16,392,697 21,365,152 7,363,048 47,256,450 36,993,073 Onlending - Domestic – official institutions 543,871 2,088,315 2,669,307 12,605,307 17,906,800 24,181,279 BNDES 231,315 790,338 1,104,340 5,981,082 8,107,075 11,446,518 FINAME 308,841 1,238,393 1,482,974 6,087,579 9,117,787 12,155,272 Other 3,715 59,584 81,993 536,646 681,938 579,489 Total 5,461,676 18,481,012 24,034,459 19,970,018 67,947,165 63,441,020 % per maturity term 8.0 27.2 3 5.4 29.4 1 00.0 Total – 12/31/2017 4,804,260 17,194,632 16,710,333 24,731,795 63,441,020 % per maturity term 7.6 27.1 2 6.3 3 9.0 1 00.0 (*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.36 e) Borrowing and onlending 12/31/2018 12/31/2017 0-30 31-180 181-365 Over 365 days Total Total Borrowing 4,917,805 16,392,697 21,365,152 7,364,711 50,040,365 39,259,741 Domestic 2,782,252 1,663 2,783,915 2,266,668 (*) Foreign 2,135,553 16,392,697 21,365,152 7,363,048 47,256,450 36,993,073 Onlending - Domestic – official institutions 543,871 2,088,315 2,669,307 12,605,307 17,906,800 24,181,279 BNDES 231,315 790,338 1,104,340 5,981,082 8,107,075 11,446,518 FINAME 308,841 1,238,393 1,482,974 6,087,579 9,117,787 12,155,272 Other 3,715 59,584 81,993 536,646 681,938 579,489 Total 5,461,676 18,481,012 24,034,459 19,970,018 67,947,165 63,441,020 % per maturity term 8.0 27.2 3 5.4 29.4 1 00.0 Total – 12/31/2017 4,804,260 17,194,632 16,710,333 24,731,795 63,441,020 % per maturity term 7.6 27.1 2 6.3 3 9.0 1 00.0 (*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.36

f) Subordinated debt, including perpetual ones

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	2,095	193,903	23,205	4,683,267	4,902,470	16,828,658
Euronotes	-	-	-	30,711,083	30,711,083	26,119,121
Bonds	-	123,971	-	5,886,849	6,010,820	5,613,791
Debt instruments eligible as capital	-	-	-	7,701,570	7,701,570	4,148,367
(-) Transaction costs incurred (Note 3b)	-	-	-	(13,219)	(13,219)	(14,062)
Grand total	**2,095**	**317,874**	**23,205**	**48,969,550**	**49,312,724**	**52,695,875**
% per maturity term	0.0	0.7	0.0	99.3	**100.0**	
Total – 12/31/2017	**1,314,648**	**10,190,516**	**993,577**	**40,197,134**	**52,695,875**	
% per maturity term	2.5	19.3	1.9	76.3	**100.0**	

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.37

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL					
	2,000	2011	2019	109% to 109.7% of CDI	4,262
	1,000	2012	2019	110% of CDI	2,095
	12,000			11.96%	26,223
	100,500			IPCA + 4.7% to 6.3%	186,623
	1,000	2012	2020	111% of CDI	2,109
	20,000			IPCA + 6% to 6.17%	44,471
	6,000	2011	2021	109.25% to 110.5% of CDI	13,154
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,594,783
	20,000			IGPM + 4.63%	28,750
				Total	**4,902,470**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	3,919,980
	1,000,000		2021	5.75%	3,987,836
	750,000	2011	2021	5.75% to 6.2%	2,916,997
	550,000	2012	2021	6.2%	2,131,140
	2,625,000		2022	5.5% to 5.65%	10,354,357
	1,870,000		2023	5.13%	7,270,345
	20,000	2017		6.12%	78,210
	10,000	2018		6.5%	38,999
Subordinated bonds - CLP				**Total**	**30,697,864**
	11,048,394	2008	2022	7.4% to 7.99%	104,016
	32,720,912		2033	3.5% to 4.5%	220,670
	110,390,929		2033	4.8%	913,337
	98,151,772	2009	2035	4.8%	830,740
	2,000		2019	10.8%	2,583
	94,500		2019	IPC + 2%	121,387
	11,311,860	2010	2032	4.4%	80,482
	24,928,312		2035	3.9%	185,181
	125,191,110		2036	4.4%	881,154
	87,087,720		2038	3.9%	641,783
	68,060,124		2040	4.1%	494,124
	33,935,580		2042	4.4%	240,928
	104,000	2013	2023	IPC + 2%	125,505
	146,000		2028	IPC + 2%	176,215
	510,107	2014	2024	LIB	678,889
	47,307,480		2034	3.8%	313,826
				Total	**6,010,820**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	4,818,811
	740,000	2018	Perpetual	6.5%	2,882,759
				Total	**7,701,570**
Total					**49,312,724**

(*) Referential Equity at December 31, 2018 has subordinate debts approved by BACEN prior to CMN Resolution 4,192, of March 1, 2013, in the amount of R$ 35,205,796.

Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.38

Note 8 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24- month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.39 Note 8 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING PRUDENTIAL, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING PRUDENTIAL recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING PRUDENTIAL has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24- month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.39

II- Labor claims

Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

III- Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other Risks provisions:

	01/01 to 12/31/2018				01/01 to 12/31/2017
	Civil	Labor	Other	Total	Total
Opening balance	**5,207,796**	**7,120,080**	**149,863**	**12,477,739**	**12,330,545**
Balance arising from the acquisition of Citibank operations (Note 2c)	-	-	-	-	322,227
(-) Guaranteed Provisions by indemnity clauses (Note 3m)	(243,032)	(993,271)	-	(1,236,303)	(1,316,548)
Subtotal	**4,964,764**	**6,126,809**	**149,863**	**11,241,436**	**11,336,224**
Monetary restatement / charges	134,531	499,375	-	633,906	687,980
Changes in the period reflected in results (Notes 9g and 9i)	319,783	1,975,952	422,497	2,718,232	3,649,264
Increase (*)	773,147	2,136,150	424,054	3,333,351	4,522,935
Reversal	(453,364)	(160,198)	(1,557)	(615,119)	(873,671)
Payment	(1,289,350)	(2,853,359)	-	(4,142,709)	(4,432,032)
Subtotal	**4,129,727**	**5,748,777**	**572,360**	**10,450,864**	**11,241,436**
(+) Guaranteed Provisions by indemnity clauses (Note 3m)	226,179	952,833	-	1,179,012	1,236,303
Closing balance	**4,355,909**	**6,701,611**	**572,360**	**11,629,879**	**12,477,739**
Closing balance at 12/31/2017	**5,207,796**	**7,120,080**	**149,863**	**12,477,739**	
Escrow deposits at 12/31/2018	**1,533,440**	**2,234,238**	**-**	**3,767,678**	
Escrow deposits at 12/31/2017	**1,421,788**	**2,119,609**	**-**	**3,541,397**	

(*) Civil provisions include the provision for economic plans amounting to R$ (184,254) (R$ 184,448 from 01/01 to 12/31/2017).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.40

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 12/31/2018			01/01 to 12/31/2017
	Legal obligation	Tax lawsuits	Total	Total
Opening balance	**4,019,985**	**2,162,238**	**6,182,223**	**7,273,545**
(-) Provisions guaranteed by indemnity clauses (Note 3m)	-	(66,190)	(66,190)	(63,343)
Subtotal	**4,019,985**	**2,096,048**	**6,116,033**	**7,210,202**
Monetary restatement / charges	125,714	213,129	338,843	567,799
Changes in the period reflected in results	62,701	(295,729)	(233,028)	142,382
Increase	178,756	177,258	356,014	433,041
Reversal	(116,055)	(472,987)	(589,042)	(290,659)
Payment	(183,679)	(61,131)	(244,810)	(1,804,349)
Subtotal	**4,024,721**	**1,952,317**	**5,977,038**	**6,116,034**
(+) Provisions guaranteed by indemnity clauses (Note 4m)	-	68,177	68,177	66,189
Closing balance (Note 10c)	**4,024,721**	**2,020,494**	**6,045,215**	**6,182,223**
Closing balance at 12/31/2017 (Note 10c)	**4,019,985**	**2,162,238**	**6,182,223**	

Escrow deposits	01/01 to 12/31/2018			01/01 to 12/31/2017
	Legal obligation	Contingencies	Total	Total
Opening balance	**4,094,877**	**616,154**	**4,711,031**	**4,400,689**
Appropriation of income	141,791	29,062	170,853	327,439
Changes in the period	(77,365)	97,663	20,298	(17,097)
Deposited	114,109	125,836	239,945	114,819
Withdrawals	(35,632)	(8,162)	(43,794)	(96,026)
Reversals to income	(155,842)	(20,011)	(175,853)	(35,890)
Closing balance	**4,159,303**	**742,879**	**4,902,182**	**4,711,031**
Closing balance at 12/31/2017	**4,094,877**	**616,154**	**4,711,031**	

The main discussions related to Tax and Lawsuits and Legal Obligations are described below:

- CSLL – Isonomy – R$ 1,333,401: the company is discussing the lack of constitutional support for the increase, established by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,316,919;

- PIS and COFINS – Calculation basis – R$ 618,522: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612,155;

- INSS – Non-compensatory amounts – R$ 639,613: the non-levy of social security contribution on amounts paid as profit sharing is defended.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.41

c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,627,545 (R$ 3,256,436 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 176,905 (R$ 121,396 at December 31, 2017). II - Tax and Social Security Lawsuits: Tax and Social Security Lawsuits with possible loss totaled R$ 25,236,792, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,256,828: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930,257: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205;432: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,704,023: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ and CSLL – Interest on capital – R$ 1,478,170: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,335,623: cases in which the liquidity and the ability of offset credits are discussed; · ISS – Banking Institutions – R$ 1,125,507: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,082,287: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757,426: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.42 c) Off-balance sheet contingencies The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 3,627,545 (R$ 3,256,436 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities. For Labor Claims with possible loss, estimated risk is R$ 176,905 (R$ 121,396 at December 31, 2017). II - Tax and Social Security Lawsuits: Tax and Social Security Lawsuits with possible loss totaled R$ 25,236,792, and the main discussions are described below: · INSS – Non-compensatory amounts – R$ 5,256,828: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930,257: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205;432: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations; · IRPJ and CSLL – Goodwill – Deduction – R$ 2,704,023: the deductibility of goodwill with future expected profitability on the acquisition of investments; · IRPJ and CSLL – Interest on capital – R$ 1,478,170: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,335,623: cases in which the liquidity and the ability of offset credits are discussed; · ISS – Banking Institutions – R$ 1,125,507: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68; · IRPJ and CSLL – Disallowance of Losses – R$ 1,082,287: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757,426: assessments to require thepayment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.42

d) Receivables - reimbursement of provisions

The receivables balance arising from reimbursements of provisions totals R$ 992,215 (R$ 1,059,235 at 12/31/2017) (Note 9a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor, tax and social security provisions.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING PRUDENTIAL and basically consist of:

	12/31/2018	12/31/2017
Securities (basically financial treasury bills – Note 5b)	719,784	942,186
Deposits in guarantee	3,976,352	4,230,937

ITAÚ UNIBANCO HOLDING PRUDENTIAL's litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING PRUDENTIAL is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.43

Note 9 - Breakdown of accounts

a) Other receivables

	12/31/2018	12/31/2017
Foreign exchange portfolio (Note 9b)	87,723,555	52,257,315
Deferred tax assets (Note 10bI)	38,259,465	49,067,012
Deposits in guarantee for contingent, provisions and legal obligations (Note 8b)	12,646,213	12,483,366
Negotiation and intermediation of securities	15,585,358	5,822,698
Taxes and contributions for offsetting	8,995,868	7,669,081
Sundry domestic debtors	1,481,905	2,801,735
Income receivable	2,914,698	2,870,775
Operations without credit granting characteristics	3,218,855	1,962,243
Retirement plan assets (Note 15e)	728,934	1,064,494
Net amount receivables from reimbursement of provisions (Note 8d)	992,215	1,059,235
Sundry foreign debtors	993,841	1,864,038
Other	2,846,007	2,345,983
Total	**176,386,914**	**141,267,975**

b) Foreign exchange portfolio

	12/31/2018	12/31/2017
Assets - other receivables	**87,723,555**	**52,257,314**
Exchange purchase pending settlement – foreign currency	39,837,585	25,709,425
Bills of exchange and term documents – foreign currency	17,347	2,504
Exchange sale rights – local currency	48,144,429	26,814,236
(Advances received) – local currency	(275,806)	(268,851)
Liabilities – other liabilities (Note 2a)	**88,350,787**	**52,444,243**
Exchange sales pending settlement – foreign currency	48,291,740	27,284,404
Liabilities from purchase of foreign currency – local currency	39,856,711	24,975,375
Other	202,336	184,464
Memorandum accounts	**2,009,985**	**1,550,303**
Outstanding import credits – foreign currency	665,306	829,753
Confirmed export credits – foreign currency	1,344,679	720,550

c) Prepaid expenses

	12/31/2018	12/31/2017
Advertising	617,812	678,586
Commissions (*)	239,347	484,058
Related to Payroll Loans	60,999	268,833
Related to vehicle financing	13,851	44,835
Other	164,497	170,390
Other	1,173,522	1,109,358
Total	**2,030,681**	**2,272,002**

(*) The impact on income related to commission from local correspondents, as described in Note 3g, was R$ 392,585 (R$ 331,904 at 01/01 to 12/31/2017).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.44

d) **Other liabilities**

	12/31/2018	12/31/2017
Foreign exchange portfolio (Note 9b)	88,350,787	52,444,243
Payment Transactions	37,520,275	37,101,553
Provisions for Civil, Labor, and tax Lawsuits (Note 8b)	13,650,373	14,639,977
Tax and social security contributions (Notes 3m and 8b)	13,188,464	22,611,706
Negotiation and intermediation of securities	9,264,826	4,589,262
Transactions related to credit assignments (Note 6f)	3,993,095	4,930,715
Negotiation and intermediation of securities	309,271	298,275
Social and statutory	3,928,404	4,951,307
Sundry creditors - foreign	2,891,944	3,365,977
Provisions for sundry payments	3,205,017	3,699,533
Sundry creditors - local	2,239,823	1,909,058
Personnel provision	1,636,496	1,522,461
Provision financial guarantees provided (Note 6c)	1,135,694	1,949,644
Creditors of funds to be released	1,331,856	1,134,248
Liabilities for official agreements and rendering of payment services	1,155,177	984,626
Retirement plan liabilities (Note 15e)	696,503	721,159
Other	6,224,166	5,837,667
Total	**190,722,171**	**162,691,411**

e) **Banking service fees**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Credit and debit cards	11,671,423	10,561,019
Asset management	5,740,208	5,088,138
Funds	5,059,277	4,459,904
Consortia	680,931	628,234
Fees for guarantees issued and credit lines	1,827,636	2,608,769
Loan operations	356,709	1,091,231
Guarantees provided	1,470,927	1,517,538
Receipt services	1,799,645	1,659,790
Collection fees	1,531,295	1,407,973
Collection services	268,350	251,817
Current account	703,470	748,894
Other	3,077,258	2,834,063
Custody and management of portfolio	434,597	407,802
Economic and financial advisory	780,087	670,994
Other services	1,862,574	1,755,267
Total	**24,819,640**	**23,500,673**

f) **Income from bank charges**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Service package fees	6,486,449	6,201,537
Credit cards – annual fees and other services	3,840,477	3,566,610
Loan operations / registration	839,054	875,827
Income related to securities brokerage	848,218	770,648
Transfer of funds	396,554	302,363
Deposit account	213,287	196,094
Total	**12,624,039**	**11,913,079**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.45

g) **Personnel expenses**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Compensation	(8,825,897)	(8,257,826)
Employees' profit sharing	(3,927,821)	(3,425,480)
Welfare benefits	(3,739,088)	(3,362,955)
Charges	(2,966,406)	(2,793,593)
Labor claims and termination of employees	(2,380,871)	(2,815,270)
Share-based payment (Note 12g)	(225,488)	(233,632)
Training	(247,289)	(229,952)
Total	**(22,312,860)**	**(21,118,708)**

h) **Other administrative expenses**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Third-party services	(4,456,718)	(4,135,070)
Data processing and telecommunications	(4,191,482)	(4,073,648)
Installations	(3,524,569)	(3,376,397)
Depreciation and amortization	(2,660,641)	(2,241,522)
Advertising, promotions and publication	(1,283,897)	(1,075,617)
Financial system services	(822,112)	(806,563)
Security	(753,234)	(722,112)
Transportation	(347,863)	(336,757)
Materials	(326,650)	(347,496)
Travel expenses	(226,361)	(210,053)
Other	(1,265,362)	(1,210,726)
Total	**(19,858,889)**	**(18,535,961)**

i) **Other operating expenses**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Selling - credit cards	(3,974,366)	(3,348,118)
Amortization of goodwill	(3,212,965)	(3,115,564)
Operations with no Credit Granting Characteristics, net amount	(1,755,941)	(537,313)
Provision for lawsuits (Note 8b)	(481,129)	(1,303,655)
Civil	(319,783)	(1,385,476)
Tax and social security contributions	261,151	(26,691)
Other	(422,497)	108,512
Claims	(397,291)	(310,401)
Refund of interbank costs	(290,888)	(305,909)
Impairment – Other receivables Sundry	(167,523)	(249,284)
Other	(1,837,795)	(2,339,057)
Total	**(12,117,898)**	**(11,509,301)**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.46

Note 10 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 20.00% Social contribution (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%; (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 12/31/2018 12/31/2017 2 8,627,984 2 8,777,345 Income before income tax and social contribution Charges (income tax and social contribution) at the rates in effect (12,882,593) (12,949,805) Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 2 ,592,888 1 ,521,770 3 ,161,491 279,271 Foreign exchange variation on investments abroad Interest on capital 3,748,950 3,838,979 Dividends and interest on external debt bonds 468,567 4 20,223 (*) (5 06,890) 3 ,871,959 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (3,417,587) (3,017,603) Related to temporary differences Increase (reversal) for the period (1,777,127) (3,826,801) Increase (reversal) of prior periods 1 00,710 89,688 (Expenses)/Income from deferred taxes (1 ,676,417) (3,737,113) Total income tax and social contribution expenses (5,094,004) (6,754,716) (*) Includes temporary (additions) and exclusions. II Tax expenses: 01/01 to 01/01 to 12/31/2018 12/31/2017 PIS and COFINS (4,217,053) (4,914,377) ISS (1,275,499) (1,090,208) Other (660,564) (589,311) Total (Note 3n) (6,153,116) (6,593,896) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 18b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.47 Note 10 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (1) 20.00% Social contribution (2) 0.65% PIS (2) 4.00% COFINS ISS up to 5.00% (1) On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%; (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. a) Expenses for taxes and contributions I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 12/31/2018 12/31/2017 2 8,627,984 2 8,777,345 Income before income tax and social contribution Charges (income tax and social contribution) at the rates in effect (12,882,593) (12,949,805) Increase/decrease to income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 2 ,592,888 1 ,521,770 3 ,161,491 279,271 Foreign exchange variation on investments abroad Interest on capital 3,748,950 3,838,979 Dividends and interest on external debt bonds 468,567 4 20,223 (*) (5 06,890) 3 ,871,959 Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (3,417,587) (3,017,603) Related to temporary differences Increase (reversal) for the period (1,777,127) (3,826,801) Increase (reversal) of prior periods 1 00,710 89,688 (Expenses)/Income from deferred taxes (1 ,676,417) (3,737,113) Total income tax and social contribution expenses (5,094,004) (6,754,716) (*) Includes temporary (additions) and exclusions. II Tax expenses: 01/01 to 01/01 to 12/31/2018 12/31/2017 PIS and COFINS (4,217,053) (4,914,377) ISS (1,275,499) (1,090,208) Other (660,564) (589,311) Total (Note 3n) (6,153,116) (6,593,896) III- Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 18b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.47

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets			
	12/31/2018	12/31/2017	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income			**47,806,385**	**(21,238,397)**	**10,122,163**	**36,690,151**
Allowance for loan losses	54,955,983	66,933,012	28,435,246	(10,389,260)	2,748,708	20,794,694
Related to tax losses and social contribution loss carryforwards			5,907,408	(2,305,992)	6,570	3,607,986
Provision for profit sharing	4,785,882	4,998,413	1,815,396	(1,815,396)	1,804,621	1,804,621
Provision for devaluation of securities with permanent impairment	3,469,032	3,180,164	1,293,652	(1,273,075)	1,365,367	1,385,944
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	251,412	498,874	207,430	(207,430)	112,463	112,463
Adjustments of operations carried out on the futures settlement market	244,883	599,933	299,754	(299,754)	105,210	105,210
Goodwill on purchase of investments	1,650,415	1,004,684	513,191	(184,265)	143,130	472,056
Provision for contingent liabilities	11,245,150	12,336,377	5,081,348	(1,989,036)	1,289,875	4,382,187
Civil lawsuits	4,006,864	4,750,385	1,949,298	(597,301)	210,591	1,562,588
Labor claims	5,217,792	5,523,811	2,159,043	(1,178,087)	1,030,445	2,011,401
Tax and social security contributions	2,020,494	2,062,181	973,007	(213,648)	48,839	808,198
Legal liabilities	1,187,173	2,235,853	331,588	(44,145)	238,062	525,505
Other non-deductible provisions	8,795,382	5,784,663	3,921,372	(2,730,044)	2,308,157	3,499,485
Reflected in stockholders' equity			**1,260,627**	**(154,660)**	**463,347**	**1,569,314**
Adjustment to market value of available-for-sale securities	433,890	354,888	160,591	(153,929)	170,503	177,165
Cash flow hedge	2,872,208	2,748,262	1,099,305	-	189,648	1,288,953
Post-employment benefits	257,989	1,625	731	(731)	103,196	103,196
Total (*)	**90,149,399**	**100,676,748**	**49,067,012**	**(21,393,057)**	**10,585,510**	**38,259,465**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**611,140**	**(8,220)**	**-**	**602,920**

(*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.48

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income and expense accounts	**13,336,320**	**(11,376,793)**	**3,405,096**	**5,364,623**
Depreciation in excess – leasing	613,348	(267,594)	-	345,754
Restatement of escrow deposits and contingent liabilities	1,146,455	(9,536)	75,593	1,212,512
Post-employment benefits	163,165	(143,137)	266,872	286,900
Adjustment to market value of securities and derivative financial instruments	8,498,725	(8,498,725)	2,007,291	2,007,291
Adjustments of operations carried out on the futures settlement market	1,575,716	(1,575,716)	1,020,024	1,020,024
Taxation of results abroad – capital gains	7	(7)	-	-
Other	1,338,904	(882,078)	35,316	492,142
Reflected in stockholders' equity accounts	**29,489**	**(22,113)**	**109,022**	**116,398**
Adjustment to market value of available-for-sale securities	20,512	(13,136)	102,456	109,832
Post-employment benefits	8,977	(8,977)	6,566	6,566
Total	**13,365,809**	**(11,398,906)**	**3,514,118**	**5,481,021**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.49

III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2018, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution income tax % % Temporary taxes % contribution loss % Total % % for offset and social differences carryforwards contribution 2019 11,646,201 34% 1,145,526 32% 1 2,791,727 33% 5,629 1% (766,808) 14% 12,030,548 36% 2020 1 3,583,769 39% 6 16,790 17% 14,200,559 37% 64,143 11% (1,382,827) 25% 12,881,875 38% 2021 4 ,073,219 12% 5 04,415 14% 4 ,577,634 12% 4 87,508 81% (447,908) 8% 4 ,617,234 14% 2022 790,804 2% 3 24,703 9% 1 ,115,507 3% - 0% (1,142,019) 21% (26,512) 0% 2023 6 32,569 2% 1 29,209 3% 761,778 2% 4 5,086 7% (108,774) 2% 6 98,090 2% 3 ,924,917 11% 8 87,343 25% 4,812,260 13% 554 0% (1,632,685) 30% 3,180,129 10% after 2023 Total 3 4,651,479 100% 3 ,607,986 100% 38,259,465 100% 602,920 100% (5,481,021) 100% 3 3,381,364 100% (*) Present value 3 1,680,571 3,170,757 34,851,328 539,092 (4,689,711) 30,700,709 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits. c) Tax and social security contributions 12/31/2018 12/31/2017 Taxes and contributions on income payable 1,489,983 2,314,270 2,192,739 2,911,642 Other Taxes and Contributions payable Provision for deferred income tax and social contribution (Note 10b II) 5,481,021 13,365,809 4,024,721 4,019,985 Legal liabilities (Note 8b IV) Total 13,188,464 22,611,706 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.50 III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2018, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution income tax % % Temporary taxes % contribution loss % Total % % for offset and social differences carryforwards contribution 2019 11,646,201 34% 1,145,526 32% 1 2,791,727 33% 5,629 1% (766,808) 14% 12,030,548 36% 2020 1 3,583,769 39% 6 16,790 17% 14,200,559 37% 64,143 11% (1,382,827) 25% 12,881,875 38% 2021 4 ,073,219 12% 5 04,415 14% 4 ,577,634 12% 4 87,508 81% (447,908) 8% 4 ,617,234 14% 2022 790,804 2% 3 24,703 9% 1 ,115,507 3% - 0% (1,142,019) 21% (26,512) 0% 2023 6 32,569 2% 1 29,209 3% 761,778 2% 4 5,086 7% (108,774) 2% 6 98,090 2% 3 ,924,917 11% 8 87,343 25% 4,812,260 13% 554 0% (1,632,685) 30% 3,180,129 10% after 2023 Total 3 4,651,479 100% 3 ,607,986 100% 38,259,465 100% 602,920 100% (5,481,021) 100% 3 3,381,364 100% (*) Present value 3 1,680,571 3,170,757 34,851,328 539,092 (4,689,711) 30,700,709 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits. c) Tax and social security contributions 12/31/2018 12/31/2017 Taxes and contributions on income payable 1,489,983 2,314,270 2,192,739 2,911,642 Other Taxes and Contributions payable Provision for deferred income tax and social contribution (Note 10b II) 5,481,021 13,365,809 4,024,721 4,019,985 Legal liabilities (Note 8b IV) Total 13,188,464 22,611,706 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.50

Note 11 – Permanent Assets

a) Fixed assets, goodwill and intangible assets

I) Fixed assets

Real estate in use [1]	Fixed assets under construction	Real Estate in Use [2] [3]		Other Fixed Assets [2] [3]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2017	**355,722**	**599,664**	**2,469,358**	**2,190,922**	**1,890,418**	**1,126,928**	**6,410,953**	**1,143,244**	**16,187,209**
Acquisitions	435,337	-	-	34,603	22,231	58,641	762,640	128,509	1,441,961
Disposals	-	(2,915)	(63,244)	(44,772)	(8,783)	(15,678)	(253,575)	(29,821)	(418,788)
Exchange variation	3,139	6,132	(2,459)	41,744	(8,320)	(1,657)	(11,844)	4,111	30,846
Transfers	(272,491)	-	50,971	121,169	38,791	-	61,560	-	-
Other	-	(62,452)	(24,795)	86,778	(6,487)	(44,125)	29,358	575	(21,148)
Balance at 12/31/2018	**521,707**	**540,429**	**2,429,831**	**2,430,444**	**1,927,850**	**1,124,109**	**6,999,092**	**1,246,618**	**17,220,080**
Depreciation									
Balance at 12/31/2017	-	-	**(1,380,851)**	**(1,368,252)**	**(1,104,142)**	**(694,125)**	**(5,041,032)**	**(749,327)**	**(10,337,729)**
Depreciation expenses	-	-	(62,924)	(180,694)	(150,665)	(93,550)	(635,508)	(120,783)	(1,244,124)
Disposals	-	-	11,735	32,374	2,511	11,069	225,964	28,603	312,256
Exchange variation	-	-	14,388	(24,910)	12,361	16,281	(4,807)	(2,903)	10,410
Other	-	-	4,210	(80,339)	(2,375)	(1,271)	15,746	(13,527)	(77,556)
Balance at 12/31/2018	-	-	**(1,413,442)**	**(1,621,821)**	**(1,242,310)**	**(761,596)**	**(5,439,637)**	**(857,937)**	**(11,336,743)**
Book value									
Balance at 12/31/2018 [*]	**521,707**	**540,429**	**1,016,389**	**808,623**	**685,540**	**362,513**	**1,559,455**	**388,681**	**5,883,337**
Balance at 12/31/2017 [*]	**355,722**	**599,664**	**1,088,507**	**822,670**	**786,276**	**432,803**	**1,369,921**	**393,917**	**5,849,480**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 41,433 achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits;

(3) Includes the amount of R$ 2,789 (R$ 3,292 at 12/31/2017) related to attached real estate.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.51

II) Goodwill and Intangible assets

	Goodwill (1)	Intangible assets (2)				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (3)	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2017	**20,969,389**	**2,452,107**	**4,484,702**	**4,342,732**	**2,097,791**	**34,346,721**
Acquisitions	-	1,000	643,487	318,101	408,445	1,371,033
Disposals	(6,684)	(27,412)	(312,444)	(189,065)	(210,236)	(745,841)
Exchange variation	261,832	46,506	204,427	-	77,083	589,848
Other	-	26,329	11,203	46,897	5,000	89,429
Balance at 12/31/2018	**21,224,537**	**2,498,530**	**5,031,375**	**4,518,665**	**2,378,083**	**35,651,190**
Amortization						
Balance at 12/31/2017	**(11,630,936)**	**(646,902)**	**(1,986,769)**	**(1,256,833)**	**(965,726)**	**(16,487,166)**
Amortization expenses (4)	(3,142,341)	(220,994)	(584,110)	(696,553)	(258,591)	(4,902,589)
Disposals	-	27,412	311,891	154,425	210,236	703,964
Exchange variation	(34,008)	(140,942)	(152,545)	-	(65,502)	(392,997)
Other	-	138,718	(2,880)	(13,846)	3,827	125,819
Balance at 12/31/2018	**(14,807,285)**	**(842,708)**	**(2,414,413)**	**(1,812,807)**	**(1,075,756)**	**(20,952,969)**
Impairment (Note 9i)						
Balance at 12/31/2017	**-**	**-**	**(54,286)**	**(342,475)**	**-**	**(396,761)**
Additions/ assumptions	-	-	(167,003)	(360)	-	(167,363)
Disposals	-	-	(4,462)	-	-	(4,462)
Balance at 12/31/2018	**-**	**-**	**(225,751)**	**(342,835)**	**-**	**(568,586)**
Book value						
Balance at 12/31/2018	**6,417,252**	**1,655,822**	**2,391,211**	**2,363,023**	**1,302,327**	**14,129,635**
Balance at 12/31/2017	**9,338,453**	**1,805,205**	**2,443,647**	**2,743,424**	**1,132,065**	**17,462,794**

(1) Includes goodwill on acquisitio in the amount of R$ 6,004,151 (R$ 8,668,832 em 12/31/2017);

(2) The contractual commitments for the purchase of the new intangible assets totaled R$ 636,661 achievable by 2020;

(3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (450,083) (R$ 487,286) from 01/01 to 12/31/2017) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.52

Note 12 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482,470 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,665,530 Shares of capital stock at 12/31/2017 3,319,951,112 3,230,563,326 6,550,514,438 97,148,000 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148,000 Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,775,651 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3 ,267,003,862 3 2,372,349 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 85,883,920 (2,742,767) Purchase of treasury shares - 13,100,000 13,100,000 (510,308) (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) 534,421 Result of delivery of treasure shares - (29,623,265) (29,623,265) 898,964 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 28,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,819,690) Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (2) 4,958,290,359 4,738,655,417 9,696,945,776 Outstanding shares at 12/31/2017 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on October 31, 2018. Cost of shares purchased in the period, average cost of treasury shares and their market price in Reais: 01/01 to 12/31/2018 Cost / Market value Ordinárias Preferenciais Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 2 1.76 Market value at 12/31/2018 3 0.05 3 5.50 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.53 Note 12 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4 ,415,364,847 6 5,482,470 Residents abroad at 12/31/2017 2 0,877,606 2 ,114,271,985 2 ,135,149,591 3 1,665,530 Shares of capital stock at 12/31/2017 3,319,951,112 3,230,563,326 6,550,514,438 97,148,000 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1,652,763,453 1 ,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9 ,804,135,348 97,148,000 Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,775,651 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3 ,267,003,862 3 2,372,349 (1) Treasury shares at 12/31/2017 1 4,424,206 7 1,459,714 85,883,920 (2,742,767) Purchase of treasury shares - 13,100,000 13,100,000 (510,308) (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) 534,421 Result of delivery of treasure shares - (29,623,265) (29,623,265) 898,964 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 2 8,677,977 28,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,819,690) Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (2) 4,958,290,359 4,738,655,417 9,696,945,776 Outstanding shares at 12/31/2017 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on October 31, 2018. Cost of shares purchased in the period, average cost of treasury shares and their market price in Reais: 01/01 to 12/31/2018 Cost / Market value Ordinárias Preferenciais Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 2 1.76 Market value at 12/31/2018 3 0.05 3 5.50 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.53

I - Calculation Net income - ITAÚ UNIBANCO HOLDING 21,945,388 Adjustments: (-) Legal reserve (1,097,269) Dividend calculation basis 20,848,119 Mandatory dividend 5,212,030 22,437,426 Dividend and interest on capital – paid / provided for / identified II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid 5 ,920,543 (121,619) 5 ,798,924 Dividends - 11 monthly installments paid in February to December 2018 0.0150 1 ,068,752 - 1 ,068,752 Dividends - paid on 08/30/2018 0.6240 4 ,041,001 - 4 ,041,001 Interest on capital - paid on 08/30/2018 0.1252 8 10,790 (121,619) 689,171 Provided for (recorded in Other liabilities – Social and statutory) 248,806 (15,453) 2 33,353 Dividends - 1 monthly installment paid on 01/02/2019 0.0150 145,783 - 1 45,783 Interest on capital - Credited on December 27, 2018 to be paid until April 30, 2019. 0.0106 103,023 (15,453) 87,570 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 17,497,833 (1,092,684) 1 6,405,149 Total from 01/01 to 12/31/2018 2 3,667,182 (1,229,756) 2 2,437,426 Total from 01/01 to 12/31/2017 1 9,200,473 (1,643,211) 1 7,557,262 c) Capital and revenue reserves 12/31/2018 12/31/2017 Capital reserves 1,923,056 1,733,611 Premium on subscription of shares 283,512 283,512 Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment 1,638,439 1,448,994 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 37,121,745 34,494,495 Legal 10,077,204 8,927,234 Statutory 9,546,708 11,909,276 (*) Special Revenue Reserves 17,497,833 13,657,985 (*) Refers to Interest on capital and dividends provided for up to December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011. d) Conciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 ITAÚ UNIBANCO HOLDING 21,945,388 2 1,108,466 1 31,863,081 128,507,940 Amortization of goodwill 92,790 9 7,485 (8,480) (102,452) Hedge of net investments in foreign operations 961,213 790,524 - - ITAÚ UNIBANCO HOLDING PRUDENTIAL 2 2,999,391 2 1,996,475 131,854,601 1 28,405,488 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.54 I - Calculation Net income - ITAÚ UNIBANCO HOLDING 21,945,388 Adjustments: (-) Legal reserve (1,097,269) Dividend calculation basis 20,848,119 Mandatory dividend 5,212,030 22,437,426 Dividend and interest on capital – paid / provided for / identified II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid 5 ,920,543 (121,619) 5 ,798,924 Dividends - 11 monthly installments paid in February to December 2018 0.0150 1 ,068,752 - 1 ,068,752 Dividends - paid on 08/30/2018 0.6240 4 ,041,001 - 4 ,041,001 Interest on capital - paid on 08/30/2018 0.1252 8 10,790 (121,619) 689,171 Provided for (recorded in Other liabilities – Social and statutory) 248,806 (15,453) 2 33,353 Dividends - 1 monthly installment paid on 01/02/2019 0.0150 145,783 - 1 45,783 Interest on capital - Credited on December 27, 2018 to be paid until April 30, 2019. 0.0106 103,023 (15,453) 87,570 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 17,497,833 (1,092,684) 1 6,405,149 Total from 01/01 to 12/31/2018 2 3,667,182 (1,229,756) 2 2,437,426 Total from 01/01 to 12/31/2017 1 9,200,473 (1,643,211) 1 7,557,262 c) Capital and revenue reserves 12/31/2018 12/31/2017 Capital reserves 1,923,056 1,733,611 Premium on subscription of shares 283,512 283,512 Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment 1,638,439 1,448,994 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 37,121,745 34,494,495 Legal 10,077,204 8,927,234 Statutory 9,546,708 11,909,276 (*) Special Revenue Reserves 17,497,833 13,657,985 (*) Refers to Interest on capital and dividends provided for up to December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011. d) Conciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 ITAÚ UNIBANCO HOLDING 21,945,388 2 1,108,466 1 31,863,081 128,507,940 Amortization of goodwill 92,790 9 7,485 (8,480) (102,452) Hedge of net investments in foreign operations 961,213 790,524 - - ITAÚ UNIBANCO HOLDING PRUDENTIAL 2 2,999,391 2 1,996,475 131,854,601 1 28,405,488 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.54

e) Asset valuation adjustments

	12/31/2018	12/31/2017
Available-for-sale securities	158,643	(46,605)
Hedge cash flow	(1,573,238)	(1,407,664)
Remeasurements in liabilities of post-employment benefits	(1,001,152)	(835,364)
Foreign exchange variation on investments / Net investment hedge in foreign operations	(102,763)	61,782
Asset valuation adjustments (*)	**(2,518,510)**	**(2,227,851)**

(*) Net of tax effects.

f) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Itaú CorpBanca (Note 2c)	10,249,165	10,164,233	(89,259)	357,339
Itaú CorpBanca Colombia S.A. (Note 2c)	1,218,728	1,122,133	(13,045)	17,749
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	395,742	333,328	(97,914)	(93,465)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	388,514	302,079	(78,755)	(69,033)
Banco Investcred Unibanco S.A.	23,994	20,691	(4,949)	(858)
Other	38	38	(3)	(236)
Total	**12,276,181**	**11,942,502**	**(283,925)**	**211,496**

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

The Extraordinary Stockholders' Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect.

Expenses on stock-based payment plans are presented in the table below:

	01/01 a 12/31/2018	01/01 a 12/31/2017
Partner Plan	(225,577)	(234,119)
Share-based plan	(377,151)	(302,343)
Total	**(602,728)**	**(536,461)**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.55

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 12/31/2018	01/01 to 12/31/2017
	Quantity	Quantity
Opening balance	**51,074,441**	**53,193,569**
New granted	9,912,356	10,562,936
Cancelled	(11,597,420)	(11,284,577)
Exercised	(518,195)	(1,397,487)
Closing balance	**48,871,182**	**51,074,441**
Weighted average of remaining contractual life (years)	**2.52**	**2.46**
Market value weighted average (R$)	**26.22**	**21.55**

II- Variable Compensation

In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive's remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in variable compensation in shares

	01/01 to 12/31/2018	01/01 to 12/31/2017
	Quantity	Quantity
Opening balance	**31,229,973**	**36,809,109**
New	10,552,225	12,835,324
Delivered	(16,611,521)	(18,072,947)
Cancelled	(154,532)	(341,513)
Closing balance	**25,016,145**	**31,229,973**
Market value weighted average (R$)	**34.04**	**25.49**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.56

Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 12/31/2018 01/01 to 12/31/2017 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 24,514,359 25.21 57,050,259 24.63 Options exercisable at the end of the period 24,514,359 25.21 35,160,265 27.32 Options outstanding but not exercisable 21,889,994 20.30 Options: (*) Canceled / Forfeited (3 52,085) 29.29 (1 ,807,091) 27.41 Exercised (21,072,675) 28.26 (30,728,809) 23.72 Closing balance 3 ,089,599 22.11 2 4,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.11 2 4,514,359 25.21 Range of exercise prices 14.47 - 29.51 14.47 - 27.54 Weighted average of the remaining contractual life (in years) 0.99 1 .28 Market value weighted average (R$) 33.98 28.04 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.57 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 12/31/2018 01/01 to 12/31/2017 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 24,514,359 25.21 57,050,259 24.63 Options exercisable at the end of the period 24,514,359 25.21 35,160,265 27.32 Options outstanding but not exercisable 21,889,994 20.30 Options: (*) Canceled / Forfeited (3 52,085) 29.29 (1 ,807,091) 27.41 Exercised (21,072,675) 28.26 (30,728,809) 23.72 Closing balance 3 ,089,599 22.11 2 4,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.11 2 4,514,359 25.21 Range of exercise prices 14.47 - 29.51 14.47 - 27.54 Weighted average of the remaining contractual life (in years) 0.99 1 .28 Market value weighted average (R$) 33.98 28.04 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.57

Note 13 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Domestic investments, specially Itauseg Participações S.A., XP Investimentos S.A., Provar Negócios de Varejo Ltda., Itaú Consult. de Vrs Mobiliários e Particip. S.A., ITB Holding Brasil Participações Ltda., BSF Holding S.A., and foreign investments BICSA Holdings Ltd.; · Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING PRUDENTIAL’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.58 Note 13 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Domestic investments, specially Itauseg Participações S.A., XP Investimentos S.A., Provar Negócios de Varejo Ltda., Itaú Consult. de Vrs Mobiliários e Particip. S.A., ITB Holding Brasil Participações Ltda., BSF Holding S.A., and foreign investments BICSA Holdings Ltd.; · Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Cia. Itaú de Capitalização, companies in the insurance, pension plan and capitalization sectors; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING PRUDENTIAL’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING PRUDENTIAL which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.58

a) Transactions with related parties:

	Annual rate	ITAÚ UNIBANCO HOLDING PRUDENTIAL			
		Assets / (liabilities)		Revenue / (expense)	
		12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Securities and derivative financial instruments (Asset and liabilities position)		**-**	**-**	**(132,769)**	**7**
Other		-	-	(132,769)	7
Loan operations		**145,961**	**98,643**	**187,515**	**5,937**
Alpargatas S.A.	2.5% to 6% / SELIC + 2.35% / CDI + 3.15%	49,195	96,381	2,773	5,738
Itaú Chile Administradora General de Fondos S.A.	2.80%	1,845	2,260	435	198
Other	113% CDI	94,921	2	184,307	1
Foreign exchange portfolio (Asset and liabilities position)		**6,457**	**9,556**	**5,447**	**9,252**
Itaú Europa Luxembourg S.A.		6,457	9,556	5,447	9,252
Securities sold under repurchase agreements		**(416,541)**	**(1,935,434)**	**(62,882)**	**(208,831)**
Itauseg Participações S.A.		-	(1,032,087)	(13,441)	(79,619)
Itaú Rent Administração e Participações Ltda.	100% SELIC	(117,511)	(260,109)	(16,536)	(19,518)
Provar Negócios de Varejo Ltda.	100% SELIC	(29)	(204,989)	(12,607)	(42,060)
IGA Participações	100% SELIC	(184,717)	(173,579)	(11,138)	(15,801)
Other	50.01% to 100.15% CDI	(114,284)	(264,670)	(9,160)	(51,833)
Deposits		**(7,816,560)**	**(2,528,240)**	**(232,036)**	**(40,640)**
Itauseg Participações S.A.	100% DI	(3,372,221)	(174,479)	(98,849)	(483)
Itaú Corretora de Seguros S.A.	100% DI	(398,845)	-	(16,488)	-
Itaú Chile Compañia de Seguros de Vida S.A.	0.30% to 2.78%	(11,159)	(76,822)	(937)	(2,976)
Itaúsa Europa - Investimentos SGPS, Unipessoal, Lda	100% SELIC	(24,372)	(292,085)	(698)	(100)
Itaú Europa Luxembourg S.A.	3%	(50,494)	(177,036)	(2,796)	(4,162)
BICSA Holdings Ltd.	3.53%	(1,371,622)	(1,167,062)	(33,582)	(14,175)
Provar Negócios de Varejo Ltda.	100% DI	(339,229)	(141,451)	(8,111)	(3,927)
ITB Holding Brasil Participações Ltda.	100% DI	(446,445)	-	(19,063)	-
Kinea Investimentos Ltda.	100% DI	(216,833)	(97,022)	(7,955)	(2,540)
Itaú Asia Securities Ltd.	3%	(74,890)	(60,118)	-	(754)
Itaú Rent Administração e Participações Ltda.	100% DI	(620,488)	(52,890)	(10,125)	(2,857)
Investimentos Bemge S.A.	100% DI	(142,275)	(8)	(1,643)	(1)
Other	75% to 96% CDI / 100% to 115% DI	(747,687)	(289,267)	(31,789)	(8,665)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		**(109,239)**	**(130,538)**	**1,668,686**	**568,967**
Itaú Seguros S.A.		(6,276)	(10,343)	406,637	459,980
Fundação Itaú Unibanco - Previdência Complementar		(98,214)	(106,134)	50,969	47,265
Itaú Vida e Previdência S.A.		14,142	12,767	1,283,497	47,870
Other		(18,891)	(26,828)	(72,417)	13,852
Negotiation and intermediation of securities (Asset and liabilities position)		**-**	**(251)**	**-**	**-**
Jasper International Investment LLC		-	(251)	-	-
Rent revenues (expenses)		**-**	**-**	**(304,852)**	**(333,226)**
Itaú Rent Administração e Participações Ltda.		-	-	(166,773)	(164,578)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(36,075)	(48,601)
Itaú Seguros S.A.		-	-	(39,132)	(39,821)
Other		-	-	(62,872)	(80,226)
Sponsorship expenses		**-**	**-**	**(31,050)**	**(9,500)**
Associação Cubo Coworking Itaú		-	-	(31,050)	(9,500)
Donation expenses		**-**	**-**	**(62,864)**	**(57,077)**
Instituto Itaú Cultural		-	-	(61,944)	(56,157)
Associação Itaú Viver Mais		-	-	(920)	(920)

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING PRUDENTIAL in the period correspond to:

	01/01 to 12/31/2018	01/01 to 12/31/2017
Fees	(477,557)	(420,556)
Profit sharing	(250,665)	(237,650)
Post-employment benefits	(8,629)	(9,079)
Granting of the Share-based payment	(211,977)	(219,568)
Total	**(948,828)**	**(886,853)**

Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 12g II, 9f and 15, respectively.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.59

Note 14 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		12/31/2018		12/31/2017	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Interbank investments	(a)(b)	26,414,945	26,505,058	29,048,473	29,112,201
Securities and derivative financial instruments	(c)				
Adjustment of available-for-sale securities		94,785,609	94,785,609	94,063,659	94,063,659
Adjustment of held-to-maturity securities		35,699,025	35,963,785	32,057,694	32,653,737
Derivative financial instruments - Assets	(c)	23,461,364	23,461,364	22,656,495	22,656,495
Loan, lease and other credit operations	(d)	498,222,934	504,597,146	456,288,130	462,661,791
Deposits	(b)	471,640,978	471,702,193	405,858,963	405,885,949
Deposits received under securities repurchase agreements	(a)	343,623,423	343,623,423	325,798,899	325,798,899
Funds from acceptance and issuance of securities	(b)	111,565,922	111,670,717	107,581,024	107,799,276
Borrowings and Onlendings	(b)	67,947,165	68,084,596	63,441,020	63,771,257
Derivative financial instruments - Liabilities	(c)	27,484,865	27,484,865	26,452,616	26,452,616
Subordinated debt	(b)	49,312,724	49,546,979	52,695,875	53,855,629

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – they are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.)
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** determined based on mathematical models, such as Black & Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Risk:** inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.60

d) Loan operations and lease operations and other credits – Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.61 d) Loan operations and lease operations and other credits – Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.61

Note 15 – Post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar - FIU	Supplementary retirement plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev benefit plan	
	002 benefit plan	
	Prebeg benefit plan	
	UBB PREV defined benefit plan	
	Benefit Plan II	
	Itaulam basic plan	
	Itaú Defined Benefit Plan	
	REDECARD Retirement Plan	
	ITAUCARD Retirement Defined Benefit Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	REDECARD Pension Plan	
	Unibanco Pension Plan	Variable Contribution
	Itaulam Supplementary Plan	
	Itaú Defined Contribution Plan	
	REDECARD Retirement Plan	
	ITAUCARD Supplementary Retirement Plan	
FUNBEP Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan	Defined Benefit
	Funbep II Benefit Plan	Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.62

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2018	12/31/2017
Discount rate (1)	9.72% p.a.	9.98% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.63

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Fixed income securities	**18,064,771**	**16,851,376**	**96.05%**	**95.81%**
Quoted in an active market	17,774,647	16,281,813	94.51%	92.57%
Non quoted in an active market	290,124	569,563	1.54%	3.24%
Variable income securities	**24,323**	**18,986**	**0.13%**	**0.11%**
Quoted in an active market	17,765	15,239	0.09%	0.09%
Non quoted in an active market	6,558	3,747	0.04%	0.02%
Structured investments	**59,140**	**24,477**	**0.31%**	**0.14%**
Quoted in an active market	615	1,277	0.01%	0.01%
Non quoted in an active market	58,525	23,200	0.30%	0.13%
Real estate	**577,908**	**614,683**	**3.07%**	**3.49%**
Loans to participants	**82,159**	**78,855**	**0.44%**	**0.45%**
Total	**18,808,301**	**17,588,377**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,689 (R$ 11,614 at 12/31/2017), and real estate rented to Group companies, with a fair value of R$ 486,797 (R$ 530,998 at 12/31/2017).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING PRUDENTIAL used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808,301	1,601,523	-	20,409,824
2 - Actuarial liabilities	(15,492,841)	-	(281,933)	(15,774,774)
3 - Asset restriction (*)	(3,664,329)	(938,290)	-	(4,602,619)
4 - Net amount recognized in the balance sheet (1+2+3)	**(348,869)**	**663,233**	**(281,933)**	**32,431**
Amount recognized in Assets (Note 9a)	65,701	663,233	-	728,934
Amount recognized in Liabilities (Note 9d)	(414,570)	-	(281,933)	(696,503)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

	12/31/2017			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	17,588,377	1,631,516	-	19,219,893
2 - Actuarial liabilities	(14,490,545)	-	(256,723)	(14,747,268)
3 - Asset restriction (*)	(3,217,361)	(911,929)	-	(4,129,290)
4 - Net amount recognized in the balance sheet (1+2+3)	**(119,529)**	**719,587**	**(256,723)**	**343,335**
Amount recognized in Assets (Note 9a)	344,907	719,587	-	1,064,494
Amount recognized in Liabilities (Note 9d)	(464,436)	-	(256,723)	(721,159)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.64

f) Change in the net amount recognized in the balance sheet

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,377**	**(14,490,545)**	**(3,217,361)**	**(119,529)**	**1,631,516**	**(911,929)**	**719,587**	**(256,723)**	**343,335**
Amounts recognized in income (loss) (1+2+3)	**1,700,057**	**(1,454,691)**	**(321,121)**	**(75,755)**	**157,215**	**(89,691)**	**67,524**	**(24,873)**	**(33,104)**
1 - Cost of current service	-	(69,392)	-	(69,392)	-	-	-	-	(69,392)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,700,057	(1,385,299)	(321,121)	(6,363)	157,215	(89,691)	67,524	(24,873)	36,288
Amounts recognized in stockholder´s equity (4+5+6)	**580,120**	**(687,869)**	**(125,847)**	**(233,596)**	**(101,674)**	**63,330**	**(38,344)**	**(19,420)**	**(291,360)**
4 - Effects on asset ceiling	-	-	(125,848)	(125,848)	-	63,330	63,330	-	(62,518)
5 - Remeasurements [2] [3]	565,877	(683,336)	1	(117,458)	(101,674)	-	(101,674)	(19,420)	(238,552)
6 - Exchange variation	14,243	(4,533)	-	9,710	-	-	-	-	9,710
Other (7+8+9+10)	**(1,060,253)**	**1,140,264**	**-**	**80,011**	**(85,534)**	**-**	**(85,534)**	**19,083**	**13,560**
7 - Receiot bv allocation of funds [4]	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140,264)	1,140,264	-	-	-	-	-	19,083	19,083
9 - Contributions from sponsor	68,874	-	-	68,874	(85,534)	-	(85,534)	-	(16,660)
10 - Contributions from parcipants	11,137	-	-	11,137	-	-	-	-	11,137
Amounts end of the period	**18,808,301**	**(15,492,841)**	**(3,664,329)**	**(348,869)**	**1,601,523**	**(938,290)**	**663,233**	**(281,933)**	**32,431**

	12/31/2017								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**16,520,045**	**(13,722,558)**	**(3,008,536)**	**(211,049)**	**1,285,334**	**(490,932)**	**794,402**	**(221,125)**	**362,228**
Amounts recognized in income (loss) (1+2+3)	**1,638,738**	**(1,415,806)**	**(307,432)**	**(84,500)**	125,992	(50,118)	75,874	(21,953)	(30,579)
1 - Cost of current service	-	(69,234)	-	(69,234)	-	-	-	-	(69,234)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,638,738	(1,346,572)	(307,432)	(15,266)	125,992	(50,118)	75,874	(21,953)	38,655
Amounts recognized in stockholder´s equity (4+5+6)	487,306	(493,640)	98,607	92,273	324,140	(370,879)	(46,739)	(28,183)	17,351
4 - Effects on asset ceiling	-	-	97,703	97,703	(14,980)	(370,879)	(385,859)	-	(288,156)
5 - Remeasurements [2] [3]	485,468	(487,356)	904	(984)	339,120	-	339,120	(28,183)	309,953
6 - Exchange variation	1,838	(6,284)	-	(4,446)		-	-	-	(4,446)
Other (7+8+9+10)	(1,057,712)	1,141,459	-	83,747	(103,950)	-	(103,950)	14,538	(5,665)
7 - Receiot bv allocation of funds [4]	-	-	-	-	(12,826)	-	(12,826)	-	(12,826)
8 - Benefits paid	(1,141,459)	1,141,459	-	-	-	-	-	14,538	14,538
9 - Contributions from sponsor	71,453	-	-	71,453	(91,124)	-	(91,124)	-	(19,671)
10 - Contributions from parcipants	12,294	-	-	12,294	-	-	-	-	12,294
Amounts end of the period	**17,588,377**	**(14,490,545)**	**(3,217,361)**	**(119,529)**	**1,631,516**	**(911,929)**	**719,587**	**(256,723)**	**343,335**

1) Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(On 01/01/2017 the rate used was 10.24% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 2,265,934 (R$ 2,124,206 at 12/31/2017).

(4) Refers to distribution of excess pension fund from Itaubanco CD Plan.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.65

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Pension plan - FIU	47,279	58,081	57,834
Pension plan - FUNBEP	10,115	10,793	13,619
Total	**57,394**	**68,874**	**71,453**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799,004	823,503	858,735	893,598	929,239	5,184,106
Pension plan - FUNBEP	10.09	370,160	387,370	404,340	419,677	434,644	2,361,645
Other post-employment benefits	12.02	16,981	18,073	19,223	20,388	21,569	127,453
Total		**1,186,145**	**1,228,946**	**1,282,298**	**1,333,663**	**1,385,452**	**7,673,204**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	Present value of liability	Income	Stockholders´ equity (*)	Present value of liability	Income	Stockholders´ equity (*)
Interest rate						
Increase by 0.5%	(717,588)	-	76,368	(15,202)	-	(15,202)
Decrease by 0.5%	782,123	-	(249,711)	16,720	-	16,720
Mortality rate						
Increase by 5%	(159,871)	-	45,128	(6,309)	-	(6,309)
Decrease by 5%	167,150	-	(47,704)	6,752	-	6,752
Medical inflation						
Increase by 1%	-	-	-	32,653	-	32,653
Decrease by 1%	-	-	-	(27,667)	-	(27,667)

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.66

Note 16 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING PRUDENTIAL has subsidiaries abroad, basically compose of: Itaú Unibanco S.A. - Grand Cayman Branch, New York Branch, Tokyo Branch, Nassau Branch, Itaú Unibanco Holding S.A. Cayman Branch, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Itaú CorpBanca Colômbia S.A., Itaú CorpBanca S.A., Banco Itaú Paraguay S.A. and Itau BBA International plc.

	Net income	
	01/01 to 12/31/2018	01/01 to 12/31/2017
Foreign consolidated	3,297,701	3,687,855

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.67

Note 17 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.68 Note 17 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.68

· Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.69 · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.69

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.70 The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.70

As of December 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 381.5 million, without significant changes in relation to the same period of the previous year (R$ 372.3 million at December 31, 2017). The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies. V - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.71 As of December 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 381.5 million, without significant changes in relation to the same period of the previous year (R$ 372.3 million at December 31, 2017). The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies. V - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.71

Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under "Reports" / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

Composition of Referential Equity

	12/31/2018	12/31/2017
Stockholders' equity attributable to controlling interests	131,756,574	126,923,600
Non-controlling interests	12,276,180	11,942,502
Change in interest in subsidiaries in a capital transaction	98,028	1,481,888
Consolidated stockholders' equity (BACEN)	**144,130,782**	**140,347,990**
Common Equity Tier I prudential adjustments	(20,772,746)	(17,951,725)
Common Equity Tier I	**123,358,036**	**122,396,265**
Instruments Eligible to comprise Additional Tier I	7,701,570	-
Additional Tier I Prudential Adjustments	94,858	57,062
Additional Tier I Capital	**7,796,428**	**57,062**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**131,154,464**	**122,453,327**
Instruments Eligible to comprise Tier II	15,778,051	19,722,563
Tier II Prudential Adjustments	95,620	76,083
Tier II	**15,873,671**	**19,798,646**
Referential Equity (Tier I + Tier II)	**147,028,135**	**142,251,973**

II - Capital requirements in place and in progress

Minimum capital requirements are expressed as indexes that relate available capital and risk-weighted assets (RWA).

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.72

Schedule for Basel III implementation

	As from January 1st		
	2017	2018	2019 (1)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total capital	**9.25%**	**8.625%**	**8.0%**
Additional Common Equity Tier I (ACP)	**1.50%**	**2.375%**	**3.5%**
Conservation	1.25%	1.875%	2.5%
Countercyclical (2)	0%	0%	0%
Systemic (3)	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	**6.0%**	**6.875%**	**8.0%**
Total capital + ACP	**10.75%**	**11.0%**	**11.5%**
Prudential adjustment deductions	**80%**	**100%**	**100%**

(1) Petition valid after of January 1st, 2019.

(2) $ACP_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(3) Calculation of $ACP_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	12/31/2018	12/31/2017
Credit risk (RWA_{CPAD})(1)	714,968,649	660,516,354
Market risk (RWA_{MINT})(2)	30,270,332	32,914,851
Operacional risk ($RWAP_{OPAD}$)(3)	72,833,292	63,276,519
Total risk-weighted assets	**818,072,273**	**756,707,724**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	12/31/2018	12/31/2017
Marketable securities	40,275,550	45,629,423
Loan operations – Retail	124,356,449	114,141,186
Loan operations – Non-retail	256,957,970	240,814,547
Joint Liabilities - Retail	140,492	172,251
Joint Liabilities - Non-Retail	43,288,454	45,405,251
Loan commitments – Retail	33,871,034	31,057,682
Loan commitments – Non-retail	10,673,277	9,017,086
Derivatives – Future potential gain	4,193,025	5,457,462
Agency Transition	3,330,357	-
Other exposures	197,882,041	168,821,467
Total	**714,968,649**	**660,516,354**

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.73

Market Risk

	12/31/2018[1]	12/31/2017[1]
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**37,837,915**	**32,892,766**
Operations subject to interest rate variation	**30,286,017**	**31,076,008**
Fixed rate denominated in reais	2,025,961	6,118,736
Foreign exchange coupons	19,633,121	17,153,167
Price index coupon	8,626,934	7,804,105
Interest rate coupon	1	1
Operations subject to commodity price variation	**389,398**	**361,109**
Operations subject to stock price variation	**361,948**	**239,091**
Operations subject to risk exposures in gold, foreign currency and foreign	**6,800,552**	**1,216,558**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) [1] (a)	**30,270,332**	**26,314,213**
Market Risk Weighted Assets calculated based on internal methodology (b)	**22,871,345**	**32,914,851**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(7,567,583)**	**-**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**30,270,332**	**32,914,851**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	12/31/2018	12/31/2017
Operational Risk-Weighted Assets (RWA_{OPAD})	**72,833,292**	**63,276,519**
Retail	12,822,246	11,870,427
Commercial	26,214,251	24,857,050
Corporate finance	2,697,347	2,663,324
Negotiation and sales	11,736,501	7,433,500
Payments and settlements	8,281,707	7,532,335
Financial agent services	4,342,495	3,892,102
Asset management	6,714,978	5,009,943
Retail brokerage	23,767	17,838

IV – Capital adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – conducted with the base date December 2017 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 18.0% at December 31, 2018, with a reduction of 0.8 p.p. as compared to December 31, 2017 mainly due to the payment of additional dividends related to the 2017 result.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus in relation to the minimum Referential Equity required in the amount of R$ 76,469,402, higher than the ACP of R$ 19,429,216, widely covered by the available capital.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.74

	12/31/2018				12/31/2017			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	36,813,252	123,358,036	4.5%	15.1%	34,051,847	122,396,265	4.5%	16.2%
Additional Tier I Capital	-	7,796,428	-	-	-	57,062	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**49,084,336**	**131,154,464**	**6.0%**	**16.0%**	**45,402,463**	**122,453,327**	**6.0%**	**16.2%**
Tier II	-	15,873,671	-	-	-	**19,798,646**	-	-
Referential Equity (Tier I + Tier II)	**70,558,733**	**147,028,135**	**8.625%**	**18.0%**	**69,995,465**	**142,251,973**	**9.25%**	**18.8%**
Amount Required for Additional Common Equity Tier I (ACP)	19,429,216		2.375%		11,350,616		1.5%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Referential Equity set forth by BACEN. At 12/31/2018, fixed assets ratio reached 25.9%, showing a surplus of R$ 35,447,166.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

Note 18 –Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency –** The balances in *Reais* linked to the foreign currencies were:

	12/31/2018	12/31/2017
Permanent foreign investments	48,984,164	53,643,405
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(123,428,896)	(136,526,048)
Net foreign exchange position	**(74,444,732)**	**(82,882,643)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offset and settlement of liabilities in the scope of the National Financial System –** Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

d) **Acquisition of minority interest in Edenred Participações S.A.**

On September 4, 2018, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker's Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments.

In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank's legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 | 4.75

e) Subsequent Event Issuance Perpetual Subordinated Financial In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.76 e) Subsequent Event Issuance Perpetual Subordinated Financial In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 4.76

Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at December 31, 2018 and independent auditor's report Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.3 Itaú Unibanco Holding S.A. and subsidiaries - Prudential Conglomerate Financial statements at December 31, 2018 and independent auditor's report Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.3

(A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at December 31, 2018 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month and year then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation and consolidation of the financial statements . In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at December 31, 2018, and the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.4 (A free translation of the original in Portuguese) Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the Bank ), which comprise the prudential consolidated balance sheet as at December 31, 2018 and the prudential consolidated statements of income, changes in stockholders´equity and cash flows for the six-month and year then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - Presentation and consolidation of the financial statements .. In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at December 31, 2018, and the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices to the consolidated financial statements. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.4

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation and consolidation of the financial statements , which discloses the following information: The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year and the six-month period ended in December 31, 2018, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated February 4, 2019, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. Conglomerate in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.5 Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate Without modifying our opinion, we draw attention to the Note 2 - Presentation and consolidation of the financial statements , which discloses the following information: The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose. Others matters Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the year and the six-month period ended in December 31, 2018, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated February 4, 2019, was unmodified. Other information accompanying the consolidated financial statements and the auditor's report The Bank’s management is responsible for the other information, which comprise the Management Report. Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. Conglomerate in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - Presentation and consolidation of the financial statements and 4 - Summary of the main accounting practices , and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.5

the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, whereas the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as going concerns. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.6 the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, whereas the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as going concerns. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.6

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, February 22, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.7 • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. São Paulo, February 22, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.7

Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.1 Itaú Unibanco Holding S.A. – Prudencial Financial Statements – December 31, 2018 5.1